As filed with the Securities and Exchange Commission on July 16, 2026

Registration No. 333-295280

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Post Effective Amendment No. 3

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

HCW BIOLOGICS INC.

(Exact name of Registrant as specified in its charter)

Delaware	2834	82-5024477
(State or Other Jurisdiction of Incorporation or Organization)	Primary Standard Industrial Classification Code Number	(I.R.S. Employer Identification Number)

2929 N Commerce Parkway

Miramar, FL 33025

(954) 842-2024

Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices

Hing C. Wong, Ph.D.

Chief Executive Officer

HCW Biologics Inc.

2929 N Commerce Parkway

Miramar, FL 33025

(954) 842-2024

Name, Address Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service

With a copy to:

James Groth Clark Hill PLC 130 E. Randolph St., Ste. 3900 Chicago, IL 60601 (312) 985-5900	Yevgeniya (Jeny) Zarmon Clark Hill PLC 210 Carnegie Center, Suite 102 Princeton, NJ 08540 (609) 785-2918	[ ]

Approximate Date of Commencement of Proposed Sale to the Public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a) of the Securities Act, may determine.

EXPLANATORY NOTE

This Post-Effective Amendment No. 3 to Form S-1 (this “Post-Effective Amendment”) is being filed by HCW Biologics Inc. (the “Company”) to amend the Company’s Registration Statement on Form S-1 (File No. 333-295280) (the “Registration Statement”), which was declared effective by the Securities and Exchange Commission on April 29, 2026, to (1) include information contained in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2026; (2) update the prospectus included in the Registration Statement to extend the termination date of the offering from May 22, 2026 to August 21, 2026; and (3) to update certain other information related thereto. No additional securities are being registered under this Post-Effective Amendment. All applicable registration fees were paid at the time of the original filing of the Registration Statement.

The information contained in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED JULY 16, 2026

Up to $5,600,000, consisting of

Up to 1,230,769 Shares of Common Stock or

Up to 1,230,769 Pre-Funded Warrants to Purchase up to 1,230,769 Shares of Common Stock

Up to 1,230,769 Shares of Common Stock Underlying the Pre-Funded Warrants

We are offering on a reasonable best efforts basis up to 1,230,769 shares of our common stock, par value $0.0001 per share (our “Common Stock”), or pre-funded warrants to purchase shares common stock in lieu thereof (the “Pre-Funded Warrants”), for gross proceeds of approximately $5.6 million.

The final public offering price per share or per Pre-Funded Warrant will be determined through negotiation between us and the Placement Agent (as defined hereinafter) based upon a number of factors, including our history and our prospects, the industry in which we operate and other market conditions at the time of pricing and may be at a discount to the then current market price of our common stock. Therefore, the recent market price of our common stock referenced throughout this prospectus may not be indicative of the final offering price per share.

We are offering Pre-Funded Warrants to purchasers whose purchase of shares of Common Stock in this offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding Common Stock immediately following the consummation of this offering, the opportunity to purchase, if any such purchaser so chooses, Pre-Funded Warrants, in lieu of shares of common stock. The public offering price of each Pre-Funded Warrant will be equal to the price at which one share of Common Stock is sold to the public in this offering, minus $0.0001, and the exercise price of each Pre-Funded Warrant will be $0.0001 per share. The Pre-Funded Warrants will be immediately exercisable and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full. For each Pre-Funded Warrant we sell, the number of shares of Common Stock we are offering will be decreased on a one-for-one basis.

The securities will be offered at a fixed price and are expected to be issued in a single closing. We expect this offering to be completed no later than two business days following the commencement of sales in this offering (after the effective date of the registration statement of which this prospectus forms a part). This offering will terminate on August 21, 2026, unless the offering is fully subscribed before that date or we decide to terminate the offering (which we may do at any time in our discretion) prior to that date. We will deliver all securities to be issued in connection with this offering delivery versus payment or receipt versus payment, as the case may be, upon our receipt of investor funds. Accordingly, neither we nor the placement agent have made any arrangements to place investor funds in an escrow account or trust account since the placement agent will not receive investor funds in connection with the sale of the securities offered hereunder.

This prospectus also includes the shares of Common Stock issuable upon exercise of the Pre-Funded Warrants. See “Description of Securities We Are Offering” in this prospectus for more information.

Our Common Stock is listed on Nasdaq under the symbol “HCWB”. On July 10, 2026, the last quoted sale price for our Common Stock as reported on Nasdaq was $4.55 per share, reflecting a one-for-six reverse stock split that was effective on June 30, 2026.

We have retained [  ] as the exclusive placement agent with respect to this offering (the “placement agent”). The placement agent has agreed to use its reasonable best efforts to arrange for the sale of the securities offered by this prospectus. The placement agent is not purchasing or selling any of the securities we are offering and the placement agent is not required to arrange the purchase or sale of any specific number of securities or dollar amount. We have agreed to pay the placement agent the fees set forth in the table below, which assumes that we sell all of the securities offered by this prospectus. There is no arrangement for funds to be received in escrow, trust or similar arrangement. There is no minimum offering requirement as a condition of closing of this offering. We may sell fewer than all of the shares offered hereby, which may significantly reduce the amount of proceeds received by us. Because there is no escrow account and no minimum number of securities or amount of proceeds, investors could be in a position where they have invested in us, but we have not raised sufficient proceeds in this offering to adequately fund the intended uses of the proceeds as described in this prospectus. See “Risk Factors” for more information regarding risks related to this offering. We will bear all costs associated with the offering. See “Plan of Distribution” for more information regarding these arrangements. We have agreed to pay the underwriter fees totaling [  ]% of the aggregate gross cash proceeds actually realized by the Company from the sale of the shares being offered hereby, excluding purchases made by officers, directors and significant existing stockholders of the Company. See “Plan of Distribution” beginning on page 35 of this prospectus for more information regarding these arrangements. You should read this prospectus, together with additional information described under the heading “Where You Can Find More Information,” carefully before you invest in any of our securities.

	Per Share	Per Pre-Funded Warrant	Total
Public offering price	$		$
Placement Agent Fees(1)
Proceeds to us, before expenses	$		$

(1)	We have agreed to pay the placement agent a cash fee equal to [ ] percent ([ ]%) of the aggregate gross proceeds actually realized by the Company in this offering, and a non-accountable expenses fee of [ ] percent ([ ]%) of the aggregate gross proceeds raised in this offering, excluding proceeds from purchases made by officers, directors and significant existing stockholders of the Company. In addition, we have agreed to reimburse the placement agent for certain offering-related expenses. We refer you to “Plan of Distribution” beginning on page 35 for additional information regarding compensation to be received by the placement agent.[ ]

There is no established trading market for the Pre-Funded Warrants and we do not expect an active trading market to develop. We do not intend to list the Pre-Funded Warrants on any securities exchange or other trading market. Without an active trading market, the liquidity of these securities will be limited.

In connection with this offering, certain of our directors and executive officers will acquire an aggregate of _____ shares of our Common Stock, through mandatory conversion of approximately $[_____] of principal and accrued interest under certain convertible promissory notes upon the closing of this offering at the same price per share of Common Stock as offered herein. See “Certain Relationships and Related Party Transactions” for further information. Such purchases will be made on the same terms and conditions as those offered to other investors in this offering.

We are an “emerging growth company,” as defined under the federal securities laws, and, as such, may elect to comply with certain reduced public company reporting requirements for future filings.

Investing in our securities is speculative and involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 9 of this prospectus before investing in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We anticipate that delivery of the securities on or about               , 2026, subject to satisfaction of customary closing conditions.

On June 30, 2026, we effected a one-for-six reverse stock split of our Common Stock pursuant to which stockholders received one share of our Common Stock for every six shares of our Common Stock previously held by them. Unless the context otherwise requires, all share and per share amounts presented herein have been adjusted to reflect the reverse stock split.

The date of this prospectus is July       , 2026

The registration statement containing this prospectus, including the exhibits to the registration statement, provides additional information about us and the securities offered under this prospectus. The registration statement, including the exhibits, can be read on our website and the website of the Securities and Exchange Commission. See “Where You Can Find More Information.”

Information contained in, and that can be accessed through our web site, www.hcwbiologics.com shall not be deemed to be part of this prospectus or incorporated herein by reference and should not be relied upon by any prospective investors for the purposes of determining whether to purchase the shares offered hereunder.

Unless the context otherwise requires, the terms “we,” “us,” “our,” the “Company,” “HCW Biologics,” “HCWB,” and “our business” refer to HCW Biologics Inc. and “this offering” refers to the offering contemplated in this prospectus.

Neither we nor the placement agent have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the securities offered hereby, but only under the circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of securities hereunder. Our business, financial condition, results of operations and prospects may have changed since that date. We are not, and the placement agent is not, making an offer of these securities in any jurisdiction where such offer is not permitted.

ABOUT THIS PROSPECTUS

We incorporate by reference important information into this prospectus. You should rely only on the information contained in this prospectus, including the information incorporated by reference into this prospectus, and in any free writing prospectus. We have not and the placement agent has not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. We take no responsibility for and cannot provide any assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, our securities only in jurisdictions where offers and sales are permitted.

Neither we nor the placement agent have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our securities and the distribution of this prospectus outside of the United States. This prospectus does not constitute an offer to sell to any person, or a solicitation of an offer to purchase from any person, the securities offered by this prospectus in any jurisdiction in which it is unlawful to make such offer or solicitation of an offer.

This prospectus is part of a registration statement that we filed with the SEC. This prospectus provides you with general information regarding the securities being offered hereby. You should read this prospectus as well as the additional information described under the headings “Information Incorporated by Reference” and “Where You Can Find More Information” before making an investment decision.

This document may only be used where it is legal to sell these securities. The information contained in this prospectus (and in any supplement or amendment to this prospectus) is accurate only as of the date on the front of the document, and any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any sale of our securities. Our business, financial condition, results of operations and prospects may have changed since those dates.

Unless otherwise indicated, information contained in or incorporated by reference into this prospectus concerning our business and the industry and markets in which we operate, including with respect to our business prospects, our market position and opportunity, and the competitive landscape, is based on information from our management’s estimates, as well as from industry publications, surveys, and studies conducted by third parties. Our management’s estimates are derived from publicly available information, their knowledge of our business and industry, and assumptions based on such information and knowledge, which they believe to be reasonable. In addition, while we believe that information contained in the industry publications, surveys, and studies has been obtained from reliable sources, we have not independently verified any of the data contained in these third-party sources, and the accuracy and completeness of the information contained in these sources is not guaranteed.

Although we are not aware of any misstatements regarding the market and industry data presented in this prospectus and the documents incorporated herein by reference, these estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus and any related free writing prospectus, and under similar headings in the other documents that are incorporated by reference into this prospectus, including in our Annual Report on Form 10-K for the year ended December 31, 2025, filed with the Securities and Exchange Commission (the “SEC”) on March 31, 2026. Accordingly, you should not place undue reliance on this information.

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PROSPECTUS SUMMARY

The SEC allows us to “incorporate by reference” certain information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will update automatically, supplement and/or supersede the information disclosed in this prospectus. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other document that also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. You should read the following summary together with the more detailed information regarding our company, our securities and our financial statements and notes to those statements included in this prospectus. This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus. This summary may not contain all the information that you should consider before determining whether to invest in our securities. You should read the entire prospectus carefully, including the information included in the “Risk Factors” section, as well as our financial statements, notes to the financial statements and the other information included or incorporated by reference in this prospectus, before making an investment decision.

Our Company

HCW Biologics Inc. (“HCW Biologics” or the “Company”) is a clinical-stage biopharmaceutical company developing transformative fusion immunotherapeutics to treat diseases promoted by chronic inflammation. We have created novel compounds that represent a new class of drugs that we believe have the potential to fundamentally change the treatment of autoimmune disorders and other proinflammatory diseases, cancer and senescence-associated dysplasia. In addition, we have begun commercialization of certain commercial-ready proprietary compounds for use as reagents to support the production of immunotherapeutics for the treatment of infectious diseases and cancer. We want our products to improve patients’ healthspan as well as their quality of life, and possibly extend longevity.

Chronic inflammation is believed to be a significant contributing factor to the cause for many diseases and conditions that diminish health span and quality of life. The induction and retention of low-grade inflammation in the human body is mainly the result of persistent activation of immune cells and the accumulation of non-proliferative but metabolically active senescent cells.

HCW Biologics has an experienced team led by Dr. Hing C. Wong, our Founder and CEO, who discovered and developed the immunotherapeutic Anktiva® (also known as ALT-803, an IL-15 receptor agonist) through pivotal trials. This blockbuster immunotherapeutic treatment for cancer was sold to ImmunityBio, Inc. in 2017 in a $1.0 billion acquisition. In April 2024, Anktiva® was approved by the U.S. Food and Drug Administration for its first indication, the treatment of BCG-Unresponsive Non-Muscle Invasive Bladder Cancer in combination with BCG.

The Company has developed two proprietary drug discovery and development platforms which we use to create novel fusion immunotherapeutics:

The TOBI™ (Tissue factOr-Based fusIon) platform. The TOBITM platform is designed to engineer multi-functional fusion protein molecules and protein complexes that rebalance the immune system. It employs a Tissue Factor (“TF”) scaffold that can be packaged with multiple protein targets, including cytokines, chemokines, ligands, receptors, and single-chain antibodies.

The T-cell Receptor β Chain constant region (“TRBC”) platform. The TRBC platform is designed to engineer multi-function fusion protein molecules and protein complexes that rejuvenate the immune system. It employs a protein-based scaffold that can be packaged with multiple elements, including multi-specific cytokines, immune checkpoint inhibitors, and immune-cell engagers.

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Our clinical development programs are based on a few select lead product candidates which will be advanced in Company-sponsored clinical trials or in partnership with a corporate partner. Our clinical development and financing strategy consider business development transactions as a key component for our plans to develop breakthrough therapeutics. We regularly assess our product portfolio to determine if clinical development through a corporate partnership is the optimal means to advance clinical development and commercialization.

Lead Product Candidates in Clinical Development

●	HCW9302 is a clinical-stage compound that is an injectable, first-in-kind interleukin 2 (“IL-2”) fusion protein complex constructed using the Company’s proprietary TOBI platform technology. Its mechanism of action involves binding to IL-2αβγ receptors predominantly expressed on regulatory T (“Treg”) cells, thereby activating and expanding Treg cells that can suppress unwanted immune and inflammatory responses. Beijing Trimmune Biotech Co., Ltd. (“Trimmune”) has an option to license the rights to the China market for HCW9302. On November 17, 2025, the first patient was dosed at The Ohio State University Wexner Medical Center for the Company-sponsored, multi-center first-in-human clinical trial to evaluate HCW9302 in patients with alopecia areata (NCT07049328). On June 16, 2026, we announced a preliminary data readout from the first two dose cohorts of this Phase 1 clinical trial. According to the preliminary data, HCW9302 was generally well tolerated, with no dose-limiting toxicities reported, and patients in the second dose cohort demonstrated preliminary signs of clinical activity. Enrollment and dose escalation in the trial are ongoing.

●	HCW11-018b is a preclinical molecule that is a novel, tetra-valent T-Cell engager we call the Big BiTE, since it consists of a BiTE (common for all T-Cell Engagers) and an Enhancer (which makes the HCWB T-Cell Engager the “BIG BiTE”). HCW11-018b is designed to address key challenges for first generation T-Cell Engagers: manufacturability, preclinical safety profile, and ability to treat solid tumors.

●	HCW11-040 is a preclinical molecule that is a unique combination of cytokines and pembrolizumab, a generic form of Keytruda®, in a multi-functional fusion molecule. This lead product candidate exhibits the ability to expand Tpex cells without a cytokine storm in preclinical studies. In addition, it exhibits superior immune-cell activation, expansion, and cytotoxicity against cancer cells and tumors when compared to pembrolizumab in in-vitro and in-vivo studies.

Programs being Developed through Corporate Partnership

●	HCW11-006 is a preclinical molecule that combines several different immune functional domains as part of a group of compounds characterized as multi-functional immune cell stimulators. This lead product candidate will be developed in partnership with Trimmune, the licensee responsible for the development and commercialization of HCW11-006. HCW11-006 will be developed by Trimmune, our licensee with exclusive worldwide rights for in vivo applications of this compound. Trimmune intends to begin Phase 1 clinical trials in China in mid-2027. The Company has an Opt-In Right for the Americas market that we may choose to exercise, based on the results of the first Phase 1 studies in China. We will continue to monitor the results of IND-enabling studies and results of the clinical study before making a decision on whether to exercise our Opt-In Right.

Commercial-Ready Reagents for Production of Immunotherapeutic Treatments

●	HCW9206 is a proprietary fusion protein designed as a reagent to use in the production of CAR-therapies for the treatment of infectious diseases, including HIV, and cancer. HCW9206 is a novel class of immunotherapeutic that enables a single molecule to deliver synergistic signals from three different immune-stimulatory cytokines.

●	HCW9201 is a proprietary fusion protein designed as a reagent to use in the production of Natural Killer (“NK”) cell-based therapies. It is a unique cytokine-induced memory-like phenotype that supports enhanced anti-tumor activity, robust trafficking, superior proliferation capacity, and metabolic flexibility, all of which contribute to treatment resilience in the adverse tumor microenvironment.

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Compliance with Nasdaq Listing Rules

On March 26, 2026, the Company received a written notice from the Listing Qualifications Staff (the “Staff”) of the Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Company was not in compliance with the minimum bid price requirement for continued listing set forth in Nasdaq Listing Rule 5810(c)(3)(A), which requires listed securities to maintain a minimum bid price of $1.00 per share. In accordance with Nasdaq rules, because the Company effected a reverse stock split in April 2025, the Company was not eligible for a 180-calendar day compliance period to regain compliance with the bid price requirement. The Company appealed this determination at a hearing held by the Nasdaq Hearings Panel (the “Panel”) on May 5, 2026.

Following the May 5, 2026 hearing, at which the Company presented, and the Panel considered, the Company’s plan to regain compliance with the Bid Price Rule, on May 29, 2026, the Panel granted the Company an extension to regain compliance with the Nasdaq continued listing rules. In particular, the Panel granted the Company’s request for continued listing on Nasdaq, subject to, among other things, the requirement that on or before July 29, 2026, the Company demonstrate compliance with the Bid Price Rule by exhibiting a bid price at or above $1 for twenty consecutive trading days.

On June 29, 2026, we received written notice from the Staff that the Panel found that the Company had regained compliance with Listing Rule 5550(a)(2), the “Bid Price Rule,” in accordance with the terms set forth in the Panel’s decision letter dated May 29, 2026, as amended.

As indicated in the Panel’s decision letter, as amended, if the Company satisfies the remaining terms of the decision through September 22, 2026, the Panel intends to impose a Discretionary Panel Monitor on the Company pursuant to Listing Rule 5815(d)(4)(A) for a one-year period from that date.

Pursuant to Listing Rule 5815(d)(4)(B), the Company will be subject to a Mandatory Panel Monitor until June 17, 2027. If, within that one-year monitoring period, the Staff finds that the Company is again out of compliance with the Bid Price Rule, which was the subject of the exception, then notwithstanding Rule 5810(c)(2) the Company will not be permitted to provide the Staff with a plan of compliance with respect to that deficiency, and the Staff will not be permitted to grant additional time for the Company to regain compliance with respect to that deficiency, nor will the Company be afforded any cure or compliance period pursuant to Rule 5810(c)(3). Instead, the Staff will issue a Delist Determination Letter and the Company will have an opportunity to request a new hearing with the initial Panel or a newly convened Hearings Panel if the initial Panel is unavailable. The Company will have the opportunity to appear before and present its position to the Hearings Panel as provided by Listing Rule 5815(d)(4)(C). The Company’s securities could then be delisted from Nasdaq.

Reverse Stock Splits

The Company has effected two reverse stock splits as part of our plan to regain compliance with the continued listing requirements of The Nasdaq Stock Market. On April 1, 2025, as approved by our stockholders and board of directors, we filed a Certificate of Amendment to our Certificate of Incorporation, as amended, to effect a 1-for-40 reverse stock split of our Common Stock, which became effective at 12:01 a.m. Eastern Time on April 11, 2025.

On June 15, 2026, our stockholders approved an additional reverse stock split of all outstanding shares of the Common Stock, to be effectuated by the Board of Directors (the “Board”). On June 24, 2026, the Board approved a reverse stock split at a ratio of one-for-six (1::6) shares (the “Reverse Stock Split”). The Reverse Stock Split became effective at 12:01 a.m. Eastern Time on Tuesday, June 30, 2026 (the “Effective Date”). The Common Stock commenced trading on a Reverse Stock Split-adjusted basis under “HCWB,” the Company’s existing trading symbol.

Our audited financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2025 and our Quarterly Report for the three-month period ended March 31, 2026, filed on Form 10-Q on May 14, 2026 that are incorporated by reference into this prospectus are presented without giving effect to the Reverse Stock Split. Except where the context otherwise requires, share numbers and price per share amounts in this prospectus reflect the Reverse Stock Split, including share numbers and price per share amounts with respect to prior transactions, which reflect the Reverse Stock Split retrospectively.

All authorized, issued, and outstanding shares of common stock, stock option awards, and per share data included in this prospectus have been recast to give retrospective effect to the adjusted authorized shares and Reverse Stock Split for all periods presented. The Reverse Stock Split did not have any effect on the stated par value of the Company’s Common Stock or the rights and privileges of the holders of shares of Common Stock. Options, warrants and convertible securities outstanding immediately prior to the Reverse Stock Split were appropriately adjusted to reflect the Reverse Stock Split.

Termination of Wugen License Agreement

On May 21, 2026, we exercised our option to terminate the exclusive worldwide license agreement with Wugen Inc. (“Wugen”) with respect to the ex vivo rights to our molecules HCW9201 and HCW9206. The termination was effected pursuant to our rights under the May 30, 2025 suspension letter agreement between us and Wugen. As a result of the termination, all ex vivo rights to HCW9201 and HCW9206 reverted to us and we regained full rights to those molecules for ex vivo applications. We intend to evaluate potential commercialization and partnering opportunities for HCW9201 and HCW9206 in cell therapy applications, including CAR-T and NK-cell therapies.

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Settlement and Extinguishment of Accounts Payable

During the quarter ended June 30, 2026, we resolved and extinguished approximately $2.8 million of disputed accounts payable.

On June 26, 2026, we received notice that B&I Contractors, Inc. (“B&I”) had filed a voluntary dismissal with prejudice of its crossclaims against us in the matter BE&K Building Group, LLC v. HCW Biologics Inc., et al. pending in the Circuit Court of the Seventeenth Judicial Circuit in and for Broward County, Florida. The matter arose from a mechanics’ lien filed by B&I in connection with allegedly unpaid invoices relating to renovation work at our facility located at 3300 Corporate Way, Miramar, Florida, which is being renovated for future office and laboratory use. In connection with the settlement, B&I filed a final satisfaction of lien releasing a lien in the amount of approximately $1.1 million. The dismissal and satisfaction of lien completed the parties’ settlement and fully resolved all amounts claimed to be owed by us to B&I.

In addition, on May 26, 2026, we paid in full all amounts due under a settlement agreement with EirGenix, Inc. (“EirGenix”), our contract development and manufacturing organization, relating to manufacturing costs. Pursuant to the settlement agreement entered into on December 9, 2025, EirGenix agreed to accept $1.24 million in full satisfaction of approximately $1.7 million of outstanding amounts, provided payment was made by an agreed deadline. We paid $620,000 on March 3, 2026 and the remaining $620,000 on May 26, 2026. As a result, all obligations under the settlement agreement were satisfied and the related unpaid invoices and disputed credits were fully resolved.

Emerging Growth Company

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.

We will remain an emerging growth company until the earliest of: (1) December 31, 2026 (the last day of the fiscal year following the fifth anniversary of the consummation of our initial public offering), (2) the last day of the fiscal year in which we have total annual gross revenue of at least $1.235 billion, (3) the last day of the fiscal year in which we are deemed to be a large accelerated filer, as defined in the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) or (4) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. References herein to “emerging growth company” shall have the meaning associated with that term in the JOBS Act.

Smaller Reporting Company

Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (i) the market value of our Common Stock held by non-affiliates exceeds $250 million as of the prior June 30, or (ii) our annual revenues exceeded $100 million during such completed fiscal year and the market value of our Common Stock held by non-affiliates exceeds $700 million as of the prior June 30.

Corporate Information

Our principal executive office is located at 2929 N. Commerce Parkway, Miramar, FL 33025, and our telephone number is (954) 842-2024. Our website address is www.hcwbiologics.com. Information on or accessed through our website is not incorporated into and not part of this prospectus.

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OFFERING SUMMARY

Issuer:	HCW Biologics Inc.

Common stock we are offering:	Up to 1,230,769 shares of Common Stock based on an assumed public offering price of $4.55 per share of Common Stock, which is equal to the last sale price of our common stock as reported by Nasdaq on July 10, 2026.

Pre-Funded Warrants to be offered:

We are also offering up to 1,230,769 Pre-Funded Warrants to purchase up to 1,230,769 shares of Common Stock in lieu of shares of Common Stock to each purchaser whose purchase of shares of Common Stock in this offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding Common Stock immediately following the consummation of this offering. The purchase price of each Pre-Funded Warrant will equal the price at which one share of Common Stock is being sold to the public in this offering, minus $0.0001, and the exercise price of each Pre-Funded Warrant will be $0.0001 per share. The Pre-Funded Warrants will be exercisable immediately and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full. For each Pre-Funded Warrant we sell, the number of shares of Common Stock we are offering will be decreased on a one-for-one basis.

This prospectus also relates to the offering of our Common Stock issuable upon exercise of the Pre-Funded Warrants. See “Description of Securities We Are Offering – Pre-Funded Warrants.”

Shares of Common Stock outstanding as of the date of this prospectus(1):	1,596,848 shares, reflecting a one-for-six reverse stock split that became effective on June 30, 2026.

Shares of Common Stock to be outstanding immediately after this offering(1):	2,827,617 shares (assuming we sell only shares of Common Stock and no Pre-Funded Warrants).

Use of Proceeds:	We currently intend to use the proceeds from this offering for funding the continued progress of our preclinical and clinical development, including the clinical trials for HCW9302, research and development costs, marketing and advertising, $435,000 for repayment of senior secured notes upon maturity date of August 30, 2026, payment of $750,000 pursuant to a settlement agreement with Cooley LLP, and the remainder for general corporate purposes. General corporate purposes may include, among other things, working capital and other general corporate purposes. See “Use of Proceeds” beginning on page 14 of this prospectus.

Risk Factors:	Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 9 of this prospectus.

Transfer Agent:	The transfer agent and registrar for our Common Stock is Equiniti Trust Company, LLC.

Nasdaq Symbol:

Our Common Stock is listed on Nasdaq under the symbol “HCWB”. There is no established trading market for the Pre-Funded Warrants, and we do not expect a trading market to develop. We do not intend to list the Pre-Funded Warrants on any securities exchange or other trading market. Without a trading market, the liquidity of the Pre-Funded Warrants will be extremely limited.

(1)	The number of shares of Common Stock outstanding is based on 1,596,848 shares outstanding as of July 10, 2026, adjusted to reflect the May 2026 Financing, including shares of Common Stock issued at the closing and upon the exercise of Pre-Funded Warrants purchased in this financing on June 22, 2026, and the Reverse Stock Split. The number excludes the following warrants and options:

●	21,090 shares issuable upon the exercise of outstanding warrants exercisable at $156.00 per share;

●	916,284 shares issuable upon the exercise of outstanding warrants exercisable at $3.633 per share, including warrants to exercise to purchase up to 412,882 shares of Common Stock issued on February 19, 2026 and warrant liability to exercise to purchase up to 503,402 shares of Common Stock issued on November 20, 2025;

●	474,496 shares issuable upon the exercise of outstanding warrants exercisable at $7.68 per share.

●	7,160 shares issuable upon the exercise stock options of vested employee equity awards under the 2019 Equity Incentive Plan (“2019 Plan”) and the 2021 Equity Incentive Plan (“2021 Plan”);

●	196 shares for stock options underlying unvested employee equity awards under the 2019 Plan and 2021 Plan;

●	15,550 shares reserved for issuance under our 2021 Plan; and

●	Shares valued up to $17.0 million, which may be issued through draws on our equity line of credit.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the information incorporated herein by reference contain forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations, and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy, and other future conditions. This includes, without limitation, statements regarding the financial position and the plans and objectives of management for our future operations. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this prospectus, words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this prospectus and in any document incorporated by reference in this prospectus, including our Annual Report for the year ended December 31, 2025, filed on Form 10-K on March 31, 2026 (the “Annual Report”) and our Quarterly Report for the three-month period ended March 31, 2026, filed on Form 10-Q on May 14, 2026 (the “Quarterly Report”) may include, for example, statements about:

●	management’s going concern assessment;

●	the occurrence of any event, change or other circumstances, including the outcome of any legal proceedings that may be instituted against us;

●	financial performance and the ability to remain compliant with the continued listing requirements of Nasdaq, maintain the listing of our securities on Nasdaq, and the potential liquidity and trading of our securities;

●	the sufficiency of our existing cash and cash equivalents to fund our future operating expenses and capital expenditure requirements and the risk of disruption to our current plans and operations;

●	our ability to obtain funding for our operations, including funding necessary to develop and commercialize our drug candidates;

●	timing, costs and outcome of regulatory review, and impact on our ability to receive FDA clearance for clinical trials;

●	the ability to secure clinical sites, enroll patients, and initiate clinical trials;

●	number of trials needed to obtain clinical approval;

●	the ability of our clinical trials to demonstrate safety and efficacy of our drug candidates, and other positive results;

●	the success, cost and timing of our development activities, preclinical studies and clinical trials;

●	the timing and focus of our future clinical trials, and the reporting of data from those trials;

●	our plans relating to commercializing our drug candidates, if approved;

●	our plans and ability to establish sales, marketing and distribution infrastructure to commercialize any drug candidates for which we obtain approval;

●	our ability to attract and retain key scientific and clinical personnel;

●	our ability to contract with third-party suppliers and manufacturers and their ability to perform adequately;

●	our reliance on third parties to conduct clinical trials of our drug candidates, and for the manufacture of our drug candidates for preclinical studies and clinical trials;

●	our ability to establish our own manufacturing facilities domestically;

●	our ability to expand our drug candidates into additional indications and patient populations;

●	the success of competing therapies that are or may become available;

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●	the beneficial characteristics, safety and efficacy of our drug candidates;

●	political and regulatory developments in the United States and other jurisdictions;

●	our ability to obtain and maintain regulatory approval of our drug candidates, and any related restrictions, limitations and/or warnings in the label of any approved drug candidate;

●	our plans relating to the further development and manufacturing of our drug candidates, including additional indications for which we may pursue;

●	cost of maintaining, expanding, and enforcing our intellectual property rights;

●	our plans and ability to obtain or protect intellectual property rights;

●	the scope of protection we are able to establish and maintain for intellectual property rights covering our drug candidates and technology;

●	potential claims relating to our intellectual property;

●	impact of litigation, regulatory inquiries, or investigations, as well as cost to indemnify our officers and directors against third-party claims related to our patents and other intellectual property;

●	cost and timing of buildout of our new headquarters, including a biologics manufacturing facility, including risks of balances due to general contractor and subcontractors, cost overruns and delays, and ability to obtain additional funding required to complete the project;

●	our ability to enter out-license agreements for the development and commercialization of the Company’s non-core assets;

●	cost and timing of future commercialization activities, including product manufacturing, marketing, sales and distribution, for any of our product candidates for which we receive regulatory approval; and

●	other factors disclosed under the section entitled “Risk Factors” in this prospectus.

Forward-looking statements are based on management’s current expectations, estimates, forecasts and projections about our business and the industry in which we operate, and management’s beliefs and assumptions are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control, including those described in the section titled “Risk Factors” and elsewhere in this prospectus and the documents incorporated by reference into this prospectus.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Accordingly, you should not place undue reliance on forward-looking statements as predictions of future events. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations, except as required by law.

You should read this prospectus, the documents incorporated by reference into this prospectus, any free writing prospectus and the documents that we reference in this prospectus and have filed with the SEC, as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

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RISK FACTORS

Investing in our securities involves a high degree of risk. Before making an investment decision with respect to our securities, we urge you to carefully consider the risks described below and in the “Risk Factors” sections of our most recent Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which is incorporated by reference in this prospectus, together with the information included in this prospectus and documents incorporated by reference herein, and in any free writing prospectus that we have authorized for use in connection with this offering. The risks and uncertainties incorporated by reference into this prospectus or described below are not the only ones we face. Additional risks and uncertainties not presently known or which we consider immaterial as of the date hereof may also materially harm our business and could result in a complete loss of your investment. If any of the matters discussed in the following risk factors were to occur, our business, financial condition, results of operations, cash flows, or prospects could be materially and adversely affected, the market price of our common stock could decline, as well as the value of the pre-funded warrants, and you could lose all or part of your investment in our securities.

Risks Related to this Offering

Our stock price may be volatile or may decline regardless of our operating performance, resulting in substantial losses for investors.

The market price of our Common Stock may be highly volatile and may fluctuate substantially as a result of a variety of factors, some of which are related in complex ways. The market price of our Common Stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including the factors described in this “Risk Factors” section and elsewhere in this Annual Report.

In addition, the stock market in general, and Nasdaq, and biopharmaceutical companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Additionally, the trading prices for pharmaceutical, biopharmaceutical and biotechnology companies have been highly volatile. Also, broad market and industry factors may negatively affect the market price of our Common Stock, regardless of our actual operating performance.

We cannot assure you that the steps we have taken to regain and maintain compliance with the Nasdaq continued listing rules will be adequate to remain listed on the Nasdaq Capital Market tier.

On June 26, 2025, we received formal notice from Nasdaq that we were in compliance with the Equity Rule for continued listing of our securities on the Nasdaq Capital Market tier. We were also notified that we will remain subject to a “Panel Monitor,” as that term is defined in Nasdaq Listing Rule 5815(d)(4)(B), for a period of one year from the date of the Nasdaq notice, through June 23, 2026. If, during the term of the Panel Monitor, we do not continue to remain in compliance with the Equity Rule, we will not be provided with the opportunity to submit a compliance plan for review by the Staff and must instead request a hearing before Nasdaq to address the deficiency, with such request staying any further action with respect to the listing of our securities on Nasdaq pending completion of the hearing process.

On August 19, 2025, we received written notice from the Staff that as of June 30, 2025, we were non-compliant with the Equity Rule, so our securities would be suspended from trading on Nasdaq on August 28, 2025 unless we request a hearing by August 26, 2025. On August 26, 2025, we timely requested a hearing before the Panel, which stayed the suspension of trading of our securities on Nasdaq pending completion of the hearing process, which included a hearing held before the Panel on September 25, 2025 at which the Company presented a detailed compliance plan, including the filing of the registration statement that includes this prospectus and the offering contemplated herein.

On October 13, 2025, the Panel granted the Company an extension of time in which to regain compliance with all continued listing rules of the Exchange. The Panel’s determination followed the Company’s hearing on September 25, 2025, at which the Company presented, and the Panel considered, the Company’s plan to regain compliance with the Equity Rule. The Panel granted the Company’s request for continued listing on the Nasdaq, subject to, among other things, the Company demonstrating compliance with the Equity Rule by December 31, 2025, and with all other Nasdaq continued listing rules by February 16, 2026. The Company was advised that February 16, 2026, represents the full extent of the Panel’s discretion to grant continued listing while the Company is non-compliant with the Nasdaq Listing Rules.

The Panel also required that the Company provide prompt notification of any significant events that occur during the exception period that may affect the Company’s compliance with Nasdaq requirements. In addition, the Company was required to timely file Form 10-Q for the third quarter (which it did), and to provide notice of the status of certain elements of the Company’s compliance plan. Any compliance documentation submitted by the Company will be subject to review by the Panel, which may, in its discretion, request additional information before determining that the Company has complied with the terms of the exception. The Panel has discretion to review its decision to grant an exception period within 45 calendar days after issuance of the written decision.

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On January 7, 2026, the Company received written notice from the Staff that as of December 31, 2025, the Company was compliant with the Equity Rule. The Company remains subject to the Panel’s decision letter to maintain compliance with all listing rules for continued listing through February 16, 2026. On February 26, 2026, the Nasdaq Hearings Panel found that the Company regained compliance with all continued listing rules of The Nasdaq Capital Market. Pursuant to Listing Rule 5815(d)(4)(B), the Company will be subject to a Mandatory Panel Monitor per the January 7, 2026 letter. Pursuant to Listing Rule 5815(d)(4)(B), the Company will be subject to a Mandatory Panel Monitor for a period of one year from the date of this letter. If, within that one-year monitoring period, Staff finds the Company again out of compliance with the Equity Rule that was the subject of the exception, notwithstanding Rule 5810(c)(2), the Staff will issue a Delist Determination Letter and the Company will have an opportunity to request a new hearing with the initial Panel or a newly convened Hearings Panel if the initial Panel is unavailable.

On March 26, 2026, the Company received a written notice from the Staff which notified the Company that, for the 30 consecutive business days, the Company’s security did not maintain a minimum bid price of $1 per share, in accordance with Nasdaq Listing Rule 5810(c)(3)(A) (“Bid Price Rule”). Due to the fact that the Company effected a 1-for-40 reverse stock split on April 11, 2025, the Company was not afforded a 180-calendar day period to demonstrate compliance. The Company had the opportunity to appeal this determination at a hearing held by the Nasdaq Hearings Panel (the “Panel”) on May 5, 2026.

Following the May 5, 2026 hearing at which the Company presented, and the Panel considered, the Company’s plan to regain compliance with the Bid Price Rule, on May 29, 2026, the Panel granted the Company an extension to regain compliance with the Nasdaq continued listing rules. In particular, the Panel granted the Company’s request for continued listing on Nasdaq, subject to, among other things, the requirement that on or before July 29, 2026, the Company demonstrate compliance with the Bid Price Rule by exhibiting a bid price at or above $1 for twenty consecutive trading days.

On June 29, 2026, the Company received written notice from the Staff that the Panel found that the Company had regained compliance with the Bid Price Rule in accordance with the terms set forth in the Panel’s decision letter dated May 29, 2026, as amended.

As indicated in the Panel’s decision letter, as amended, if the Company satisfies the remaining terms of the decision through September 22, 2026, the Panel intends to impose a Discretionary Panel Monitor on the Company pursuant to Listing Rule 5815(d)(4)(A) for a one-year period from that date.

Pursuant to Listing Rule 5815(d)(4)(B), the Company will be subject to a Mandatory Panel Monitor until June 17, 2027. If, within that one-year monitoring period, the Staff finds that the Company is again out of compliance with the Bid Price Rule, which was the subject of the exception, then notwithstanding Rule 5810(c)(2) the Company will not be permitted to provide the Staff with a plan of compliance with respect to that deficiency, and the Staff will not be permitted to grant additional time for the Company to regain compliance with respect to that deficiency, nor will the Company be afforded any cure or compliance period pursuant to Rule 5810(c)(3). Instead, the Staff will issue a Delist Determination Letter and the Company will have an opportunity to request a new hearing with the initial Panel or a newly convened Hearings Panel if the initial Panel is unavailable. The Company will have the opportunity to appear before and present its position to the Hearings Panel as provided by Listing Rule 5815(d)(4)(C). The Company’s securities could then be delisted from Nasdaq.

If our Common Stock is delisted from Nasdaq and begins trading on an OTC market, the liquidity and market price of our Common Stock could be adversely affected. OTC markets generally have fewer market participants, lower trading volumes and less analyst coverage than national securities exchanges, which could result in increased volatility and a decline in the market price of our Common Stock.

Our limited operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

Since our inception in 2018, we have devoted a significant portion of our resources to identifying and developing our product candidates emerging from our internally-developed immunotherapy platform technology, our other research and development efforts, building our intellectual property portfolio, raising capital, and providing general and administrative support for these operations. We have not yet demonstrated our ability to successfully complete clinical trials, obtain regulatory approvals, manufacture a commercial scale product or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful product commercialization. Additionally, we expect our financial condition and operating results to continue to fluctuate significantly from period to period due to a variety of factors, many of which are beyond our control. Consequently, any predictions you may make about our future success or viability may not be as accurate as they could be if we had a longer operating history.

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We cannot assure you that the measures we have taken to date to strengthen internal controls over financial reporting, or any measures we may take in the future, will be sufficient to avoid potential future material weaknesses.

As of December 31, 2025, management identified a material weakness related to management’s assessment of long-lived assets for impairment. As a result the Company was at risk of a material misstatement in its financial statements by failing to recognize an impairment of $1.5 million for an impairment of the Company’s building, which could have resulted in overstating the value of long-lived assets by $1.5 million.

As of March 31, 2026, management identified a material weakness in the Company’s internal control over financial reporting related to a lack of precision of review to identify the improper application of the accounting guidance for warrant modifications under ASC 815-40 for the modification of warrants issued in November 2025 (the “Existing Warrants”). In connection with a financing completed on February 17, 2026, the Company agreed, subject to stockholder approval, to reprice the Existing Warrants from an exercise price of $14.46 per share to $3.633 per share. The Company originally concluded the modification did not result in a change in the instrument’s classification. As a result of the material weakness, the Company determined that the Existing Warrants should have been reclassified from equity to a liability and accordingly recognized a warrant liability of approximately $1.6 million on February 17, 2026. The warrant liability is required to be remeasured at fair value at each subsequent reporting date, with changes in fair value recognized in earnings. On June 15, 2026, the Company’s stockholders approved the pricing of these warrants at $3.633 per share, and thus these warrants will be reclassified as equity in the three months ended June 30, 2026.

Material weaknesses in the Company’s internal controls over financial reporting were identified in previous reporting periods not presented in the Annual Report. Upon detecting material weaknesses, the Board of Directors and management implemented a remediation plan to strengthen internal controls, resulting in remediation of previously identified material weaknesses. As we continue to evaluate and work to improve our internal control over financial reporting, we may take additional measures to address control deficiencies or determine to modify remediation measures. We cannot assure you that the measures we have taken to date, and may take in the future, will be sufficient to remediate the control deficiencies that led to the material weakness in internal control over financial reporting or that we will prevent or avoid potential future material weaknesses. Effective internal controls are necessary for us to provide reliable financial reports. These remediation measures may be time consuming and costly and there is no assurance that these initiatives will ultimately have the intended effects.

Sales of substantial amounts of our securities in the public market could depress the market price of our common stock.

Our Common Stock is listed for trading on the Nasdaq Capital Market. If our stockholders sell substantial amounts of our Common Stock in the public market, or the market perceives that such sales may occur, the market price of our securities could fall and we may be unable to sell our securities in the future.

Our securities may experience extreme price and volume fluctuations, which could lead to costly litigation for us and make an investment in us less appealing.

The market price of our common stock may fluctuate substantially due to a variety of factors, including:

●	the status and results of our clinical trials for our product candidates;

●	our ability to fund and complete our clinical trials and, if such trials provide data supporting an FDA submission, our ability to apply for and obtain clearance from the FDA;

●	our ability to remain a going concern;

●	our ability to maintain our Nasdaq listing;

●	our business strategy and plans;

●	the potential market for our product candidates, if approved for sale in the U.S.;

●	new regulatory pronouncements and changes in regulatory guidelines and timing of regulatory approvals;

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●	general and industry-specific economic conditions;

●	variations in our quarterly financial and operating results, including the rate at which we incur negative cash flow in future periods;

●	additions to or departures of our key personnel;

●	changes in market valuations of other companies that operate in our business segments or in our industry;

●	lack of trading liquidity;

●	if our products are approved and become available for us to sell in the U.S., whether we ultimately achieve profitability or not;

●	changes in accounting principles; and

●	general market conditions, economic and other external factors.

The market prices of the securities of early-stage companies, particularly companies like ours that are seeking to obtain regulatory approval of their product candidates and do not yet generate operating revenue, have been highly volatile and are likely to remain highly volatile in the future. This volatility has often been unrelated to the operating performance of particular companies. In the past, companies that experience volatility in the market price of their securities have often faced securities class action litigation. Whether or not meritorious, litigation brought against us could result in substantial costs, divert our management’s attention and resources and harm our financial condition and results of operations.

Existing investors will experience immediate and substantial dilution in the book value of their investment.

The public offering price will be substantially lower than the net tangible book value per share of our outstanding shares of Common Stock. As a result, existing investors will incur immediate dilution of $1.13 per share based on the assumed public offering price of $4.55 per share. See “Dilution” for a more complete description of how the value of your investment will be diluted upon the completion of this offering.

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion over the use of our net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment. We currently intend to use the net proceeds from this offering for funding the continued progress of our preclinical and clinical development, including the clinical trials for HCW9302, research and development costs, expansion of business development programs and identifying compounds appropriate for out-licensing arrangements or other collaborations, expansion of the Company’s patent portfolio, studies required for pivotal scientific publications, and other general corporate purposes, including for working capital. Our management might not be able to yield a significant return, if any, on any investment of these net proceeds. You will not have the opportunity to influence our decisions on how to use our net proceeds from this offering.

We will seek to raise additional funds, finance acquisitions or develop strategic relationships by issuing securities that would dilute your ownership. Depending on the terms available to us, if these activities result in significant dilution, it may negatively impact the trading price of our Common Stock.

Any additional financing that we secure may require the granting of rights, preferences or privileges senior to, or pari passu with, those of our Common Stock. Any issuances by us of equity securities may be at or below the prevailing market price of our Common Stock and in any event may have a dilutive impact on your ownership interest, which could cause the market price of our Common Stock to decline. We may also raise additional funds through the incurrence of debt or the issuance or sale of other securities or instruments senior to our shares of Common Stock, which may be highly dilutive. The holders of any securities or instruments we may issue may have rights superior to the rights of holders of our Common Stock. If we experience dilution from the issuance of additional securities and we grant superior rights to new securities over holders of our Common Stock, it may negatively impact the trading price of our common stock and you may lose all or part of your investment.

The Pre-Funded Warrants are speculative in nature and there is not expected to be an active trading market for the warrants.

The Pre-Funded Warrants offered in this offering do not confer any rights of Common Stock ownership on their holders, such as voting rights or the right to receive dividends, but rather merely represent the right to acquire shares of our Common Stock at a fixed price for a limited period of time. Specifically, commencing on the date of issuance, holders of Pre-Funded Warrants may exercise their right to acquire the Common Stock and pay an exercise price of $0.0001 per share. The Pre-Funded Warrants do not expire. In addition, there is no established trading market for the Pre-Funded Warrants and we do not expect an active trading market to develop. Without an active trading market, the liquidity of the Pre-Funded Warrants will be limited.

Holders of the Pre-Funded Warrants will have no rights as a holder of Common Stock until they acquire our Common Stock.

Until holders of the Pre-Funded Warrants acquire shares of our Common Stock upon exercise of the Pre-Funded Warrants, the holders will have no rights with respect to shares of our Common Stock issuable upon exercise of the Pre-Funded Warrants. Upon exercise of the Pre-Funded Warrants, the holder will be entitled to exercise the rights of a holder of Common Stock as to the security exercised only as to matters for which the record date occurs after the exercise.

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Trading of our Common Stock may be limited, making it difficult for our stockholders to sell their shares, and future sales of Common Stock could reduce our stock price.

Our Common Stock currently trades on Nasdaq under the ticker “HCWB.” The liquidity of our Common Stock may be limited, including in terms of the number of shares that can be bought and sold at a given price and reduction in security analysts’ and the media’s coverage of us, if any. These factors may result in different prices for our Common Stock than might otherwise be obtained in a more liquid market and could also result in a larger spread between the bid and asked prices for our Common Stock. In addition, in the absence of a large market capitalization, our Common Stock is less liquid than the stock of companies with broader public ownership, and, as a result, the trading prices of our Common Stock may be more volatile. In the absence of an active public trading market, an investor may be unable to liquidate his/her investment in our Common Stock. Trading of a relatively small volume of our common stock may have a greater impact on the trading price of our Common Stock. We cannot predict the prices at which our Common Stock will trade in the future, if at all.

In addition, we recently reduced the number of shares outstanding through a one-for-six reverse stock split, which became effective on June 30, 2026. Prior to the Reverse Stock Split, the Company was authorized to issue 250,000,000 shares of Common Stock, and the Reverse Stock Split did not affect the number of authorized shares. As of June 29, 2026, there were 9,581,079 shares of Common Stock outstanding, and after giving effect to the Reverse Stock Split, there were approximately 1,596,848 shares of Common Stock outstanding (subject to adjustment for the rounding of fractional shares). The number of authorized shares of preferred stock was not affected by the Reverse Stock Split, and no shares of preferred stock are currently issued and outstanding.

We do not currently intend to pay dividends on our common stock in the foreseeable future and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We do not anticipate paying any cash dividends to holders of our Common Stock for the foreseeable future. Consequently, investors must rely on sales of their Common Stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which our stockholders have purchased their shares.

FINRA sales practice requirements may limit a stockholder’s ability to buy and sell our securities.

Effective June 30, 2020, the SEC implemented Regulation Best Interest requiring that “A broker, dealer, or a natural person who is an associated person of a broker or dealer, when making a recommendation of any securities transaction or investment strategy involving securities (including account recommendations) to a retail customer, shall act in the best interest of the retail customer at the time the recommendation is made, without placing the financial or other interest of the broker, dealer, or natural person who is an associated person of a broker or dealer making the recommendation ahead of the interest of the retail customer.” This is a significantly higher standard for broker-dealers to recommend securities to retail customers than before under FINRA “suitability rules.” FINRA suitability rules do still apply to institutional investors and require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending securities to their customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information, and for retail customers determine the investment is in the customer’s “best interest” and meet other SEC requirements. As a result, fewer broker-dealers may be willing to make a market in our common stock, reducing a stockholder’s ability to resell shares of our common stock.

This offering may cause the trading price of our shares of Common Stock to decrease.

The price per Common Stock or Pre-Funded Warrant, may result in an immediate decrease in the market price of our shares. This decrease may continue after the completion of this offering.

Resales of our shares of Common Stock in the public market by the stockholders as a result of this offering may cause the market price of our shares of Common Stock to decline.

Sales of substantial amounts of our shares of Common Stock in the public market, or the perception that such sales might occur, could adversely affect the market price of our shares of Common Stock. The issuance of new shares of Common Stock could result in resales of our shares of Common Stock by our current shareholders concerned about the potential ownership dilution of their holdings. Furthermore, in the future, we may issue additional shares of Common Stock or other equity or debt securities exercisable or convertible into shares of Common Stock. Any such issuance could result in substantial dilution to our existing shareholders and could cause our stock price to decline.

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USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $5.1 million (assuming no issuance of Pre-Funded Warrants), after deducting placement agent fees and estimated offering expenses payable by us. However, because this is a reasonable best efforts offering with no minimum number of securities or amount of proceeds as a condition to closing, the actual offering amount, placement agent fees and net proceeds to us are not presently determinable and may be substantially less than the maximum amounts set forth on the cover page of this prospectus, and we may not sell all or any of the securities we are offering. As a result, we may receive significantly less in net proceeds. Based on the assumed offering price set forth above, we estimate that our net proceeds from the sale of 75%, 50% or 25% of the shares offered in this offering would be approximately $3.8 million, $2.5 million and $1.2 million, respectively, after deducting placement agent fees and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed public offering price of $4.55 per share, would increase (decrease) the net proceeds to us from this offering by approximately $1.2 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting placement agent fees.

We currently intend to use the net proceeds of this offering as follows:

●	Costs for clinical trials, including clinical trials to evaluate HCW9302 in patients with alopecia areata, and research to identify potential expanded indications;

●	Funding for IND-enabling studies, in particular continued development of TRBC molecules known as second generation T-Cell Engagers and second generation immune checkpoint inhibitors;

●	Approximately $435,000 for the repayment of secured senior notes due on August 31, 2026;

●

Approximately $750,000 for a payment pursuant to a settlement agreement dated as of December 30, 2025 between the Company and Cooley LLP with respect to the settlement of certain outstanding of legal fees in connection with a prior arbitration; and

●	The remainder for general corporate purposes, including, among other things, working capital, trade payables and other general corporate purposes.

The actual allocation of proceeds realized from this offering will depend upon our operating expenses, operating revenue, cash position, working capital requirements and other factors. We cannot currently allocate specific percentages of the net proceeds to us from this offering that we may use for the foregoing purposes. Therefore, as of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering. Accordingly, we will have discretion in the application of the net proceeds, and investors will be relying on our judgment regarding the application of the proceeds of this offering. Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including deposit accounts, short-term, investment-grade, interest-bearing instruments and U.S. government securities.

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CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2026, on a pro forma basis adjusted for the approximately $4.0 million financing the Company closed on May 21, 2026 (the “May 2026 Financing”), including the issuance of shares of Common Stock at closing and the exercise of Pre-Funded Warrants purchased in this financing on June 22, 2026, and on a pro forma basis adjusted to reflect the issuance and sale by us of 1,230,769 shares in this offering at the assumed public offering price of $4.55 per share (assuming no issuance of Pre-Funded Warrants), after deducting placement agent fees and estimated offering expenses and administrative costs payable by us and the receipt by us of the proceeds of such sale.

All share amounts presented in this table have been adjusted to reflect the Reverse Stock Split.

The information below is illustrative only. Our capitalization following the closing of this offering will change based on the actual public offering price and other terms of this offering determined at the time of pricing. You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes included in our Quarterly Report on Form 10-Q for the period ended March 31, 2026 and subsequent filings pursuant to the Exchange Act.

The following sets forth our cash and capitalization as of March 31, 2026 on:

●	an actual basis, with share amounts adjusted to reflect the Reverse Stock Split;

●	a pro forma basis to give effect to the May 2026 Financing, after deducting placement agent fees and estimated offering expenses and administrative costs payable by us, including the issuance of shares of Common Stock at the closing and exercise of Pre-Funded Warrants purchased in this financing on June 22, 2026; and

●	an as adjusted pro forma basis to give post offering effect to the sale of 1,230,769 shares of Common Stock (and no issuance of Pre-Funded Warrants) in this offering at the assumed public offering price of $4.55 per share (assuming the sale of the maximum offering amount), and after deducting commissions and estimated offering expenses payable by us.

	At March 31, 2026
	Actual (unaudited)	Pro Forma (unaudited)	As Adjusted Pro Forma (unaudited)
Cash and Cash Equivalents	$1,228,879	$4,533,899	$9,647,899
Stockholders’ Equity
Shares of Common Stock, $0.0001 par value; 250,000,000 shares authorized 1,122,351 shares issued at March 31, 2026	112	160	283
Additional Paid-in Capital	110,805,688	114,110,418	119,224,295
Accumulated Deficit	(105,043,366)	(105,043,416)	(105,043,416)
Total Stockholders’ Equity	5,762,434	9,067,162	14,181,162
Total Capitalization	$6,991,313	$13,601,061	$23,829,061

The above discussion and table are based on 1,596,848 shares of our Common Stock outstanding as of March 31, 2026, adjusted to reflect the May 2026 Financing, including the shares issued at closing and the exercise of Pre-Funded Warrants purchased in this financing on June 22, 2026, and the Reverse Stock Split, and excludes the following:

●	21,090 shares issuable upon the exercise of outstanding warrants exercisable at $156.00 per share;

●

916,284 shares issuable upon the exercise of outstanding warrants exercisable at $3.633 per share, including warrants to exercise to purchase up to 412,882 shares of Common Stock issued on February 19, 2026 and warrant liability to exercise to purchase up to 503,402 shares of Common Stock issued on November 20, 2025;

●	474,496 shares issuable upon the exercise of outstanding warrants exercisable at $7.68 per share;

●	7,160 shares issuable upon the exercise stock options of vested employee equity awards under the 2019 Equity Incentive Plan (“2019 Plan”) and the 2021 Equity Incentive Plan (“2021 Plan”);

●	196 shares for stock options underlying unvested employee equity awards under the 2019 Plan and 2021 Plan;

●	15,550 shares reserved for issuance under our 2021 Plan; and

●	Shares valued up to $17.0 million, which may be issued through draws on our equity line of credit.

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DILUTION

Our net tangible book value as of March 31, 2026 was $5.8 million, or approximately $5.13 per share, adjusted to reflect the Reverse Stock Split. Our net tangible book value as of March 31, 2026, adjusted for the May 2026 Financing, including shares of Common Stock issued at closing and the exercise of Pre-Funded Warrants purchased in this financing on June 22, 2026, was $9.1 million, or approximately $5.68 per share. Net tangible book value per share represents our total tangible assets less total liabilities, divided by the number of shares of our Common Stock outstanding.

The Company’s as-adjusted net tangible book value dilution per share to new investors is the difference between the price per share paid by investors in this offering and the as-adjusted net tangible book value per share of our Common Stock immediately after giving effect to the offering. After giving effect to the offering and our sale of the shares in the offering at an assumed public offering price of $4.55 per share, and after deduction of placement agent fees from gross proceeds raised in the offering and estimated offering expenses and administrative costs payable by us, our as-adjusted net tangible book value as of March 31, 2026 would have been approximately $14.2 million, or approximately $5.02 per share of our Common Stock, after adjusting for the Reverse Stock Split and the May 2026 Financing. This represents an immediate decrease in net tangible book value as a result of this offering of $1.13 per share of our Common Stock to existing stockholders and an immediate increase in net tangible book value $0.47 per share of our Common Stock to investors in the offering, as illustrated in the following table, based on shares outstanding as of March 31, 2026, as adjusted to reflect the May 2026 Financing, including shares of Common Stock issued at closing and the exercise of Pre-Funded Warrants purchased in this financing on June 22, 2026, and Reverse Stock Split.

The information below is illustrative only. The dilution caused by this offering will change based on the actual public offering price and other terms of this offering determined at the time of pricing. You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes included in our Quarterly Report on Form 10-Q for the three months ended March 31, 2026 and subsequent Exchange Act reports.

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Assumed public offering price per share of our Common Stock	$4.55
Net tangible book value per share as of March 31, 2026	5.13
Decrease in net tangible book value per share attributable prior to giving effect to the pro forma changes for May 2026 Financing	(0.83)
Net tangible book value per share as of March 31, 2026, after giving effect to May 2026 Financing	5.68
Decrease in net tangible book value per share attributable to the offering after giving effect to May 2026 Financing	(1.13)
As adjusted net tangible book value per share as of March 31, 2026, after giving effect to this offering	5.02
Increase in net tangible book value per share to new investors purchasing shares of our common stock in this offering	$0.47

(1)	The above discussion and table are based on 1,596,848 shares of our Common Stock outstanding as of March 31, 2026, after giving effect to the May 2026 Financing, including shares of Common Stock issued at closing and upon exercise of Pre-Funded Warrants purchased in this financing on June 22, 2026, and the Reverse Stock Split, and excludes the following:

●	21,090 shares issuable upon the conversion of outstanding warrants exercisable at $156.00 per share;

●

916,284 shares issuable upon the exercise of outstanding warrants exercisable for $3.633 per share, including warrants to exercise to purchase up to 482,882 shares of Common Stock issued on February 19, 2026 and warrant liability to exercise to purchase up to 503,042 shares of Common Stock issued on November 20, 2025;

●	474,496 shares issuable upon the exercise of outstanding warrants exercisable at $7.68 per share;

●	7,160 shares issuable upon the exercise stock options of vested employee equity awards under the 2019 Equity Incentive Plan (“2019 Plan”) and the 2021 Equity Incentive Plan (“2021 Plan”);

●	196 shares for stock options underlying unvested employee equity awards under the 2019 Plan and 2021 Plan;

●	15,550 shares reserved for issuance under our 2021 Plan; and

●	Shares valued up to $17.0 million, which may be issued through draws on our equity line of credit.

The information discussed above is illustrative only and will adjust based on the actual public offering price, the actual number of shares that we offer in this offering, and other terms of this offering determined at the time of pricing. The foregoing discussion and table assume no issuance of Pre-Funded Warrants, which if sold, would reduce the number of shares that we are offering on a one-for-one basis. In addition, we may choose to raise additional capital due to market conditions or strategic considerations. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

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SELECTED FINANCIAL INFORMATION, MARKET PRICE OF OUR COMMON STOCK

Reverse Stock Split

On June 15, 2026, our stockholders approved a reverse stock split of our Common Stock, and on June 24, 2026, our board of directors approved a one-for-six reverse stock split (the “Reverse Stock Split”), after which we filed a Certificate of Amendment to our Certificate of Incorporation, as amended, to effect a one-for-six reverse stock split of our Common Stock, which became effective at 12:01 a.m. Eastern Time on June 30, 2026.

The audited financial statements of the Company included in the Annual Report on Form 10-K for the year ended December 31, 2025 and the unaudited condensed financial statements included in our Quarterly Report on Form 10-Q for the three months ended March 31, 2026 that are incorporated by reference into this prospectus are presented without giving effect to the Reverse Stock Split. Except where the context otherwise requires, share numbers in this prospectus reflect the Reverse Stock Split.

The following selected financial data has been derived from our audited financial statements included in our Annual Report on Form 10-K filed with the SEC on March 31, 2026 and our unaudited condensed financial statements included in our Quarterly Report on Form 10-Q filed with the SEC on May 14, 2026, as adjusted to reflect the Reverse Stock Split for all periods presented. Our historical results are not indicative of the results that may be expected in the future and results of interim periods are not indicative of the results for the entire year.

As reported:

	Year Ended December 31,
	2024	2025

Net loss attributable to Common Stockholders	$(30,023,814)	$(22,298,702)
Weighted average shares outstanding, basic and diluted	969,825	2,097,701
Net loss per share, basic and diluted	$(30.96)	$(10.63)
Outstanding shares of Common Stock at year end	1,113,532	3,279,812

	Three Months Ended March 31,
	2025	2026
	(Unaudited)
Net income (loss) attributable to Common Stockholders	$(2,196,875)	$1,984,008
Weighted average shares outstanding, basic and diluted	1,116,891	5,425,871
Net income (loss) per share, basic and diluted	$(1.97)	$0.37
Outstanding shares of Common Stock at period end	1,123,353	6,734,104

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AS ADJUSTED FOR 1-FOR-6 REVERSE STOCK SPLIT:

	Year Ended December 31,
	2024	2025

Net loss attributable to Common Stockholders	$(30,023,814)	$(22,298,702)
Weighted average shares outstanding, basic and diluted	161,638	349,617
Net loss per share, basic and diluted	$(185.75)	$(63.78)
Outstanding shares of Common Stock at year end	185,589	546,636

	Three Months Ended March 31,
	2025	2026
	(Unaudited)
Net income (loss) attributable to Common Stockholders	$(2,196,875)	$1,984,008
Weighted average shares outstanding, basic and diluted	186,149	904,312
Net income (loss) per share, basic and diluted	$(11.80)	$2.19
Outstanding shares of Common Stock at period end	187,226	1,122,351

Market Price of Our Common Stock

Our Common Stock is currently listed on Nasdaq, under the symbol “HCWB”.

On July 10, 2026, the closing sale price of our Common Stock was $4.55 per share.

As of July 10, 2026, there were approximately 4,500 holders of record of our Common Stock. Such numbers do not include beneficial owners holding our securities through nominee names.

Dividend Policy

HCWB does not anticipate paying any cash dividends in the foreseeable future. If HCWB incurs indebtedness in the future to fund its future growth, its ability to pay dividends may be further restricted by the terms of such indebtedness.

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EXECUTIVE OFFICERS

Our executive officers and their ages as of July 10, 2026 and positions with HCW Biologics are provided in the table below and in the additional biographical descriptions set forth in the text below the table.

Name	Age	Position
Hing C. Wong, Ph.D.	72	Founder, Chief Executive Officer and Director
Rebecca Byam	70	Chief Financial Officer
Lee Flowers	80	Senior Vice President of Business Development
Peter Rhode, Ph.D.	68	Chief Scientific Officer and Vice President of Clinical Operations

Our Board chooses our executive officers, who then serve at the discretion of our Board.

Hing C. Wong, Ph.D. — has served as our Founder and Chief Executive Officer since April 2018. Prior to founding our Company, Dr. Wong founded and served as the Chief Executive Officer of Altor BioScience Corporation, from 2002 to August 2017, when it was acquired by NantCell, Inc. (which subsequently became ImmunityBio, Inc.). After the acquisition of Altor, he served as the Chief Executive Officer of NantCell until March 2018. Prior to that, Dr. Wong founded and served as Chief Executive Officer of Sunol Molecular Corporation from 1996 to 2002; the Director, Biology Skills Center of Baxter Healthcare Inc. from 1992 to 1996; and the Director of Microbial Genetics of Cetus Corporation from 1983 to 1992. Dr. Wong received his Ph.D. degree in Microbiology and Immunology at the University of Massachusetts, Amherst and completed his postdoctoral training at the University of Washington.

Rebecca Byam has served as our Chief Financial Officer since October 2019. Prior to joining our company, Ms. Byam served as a Director of PricewaterhouseCoopers LLP from 2003 to 2019; the Chief Financial Officer of MaMaMedia Inc. from 1998 to 2002; the Chief Financial Officer of Momentum Partners from 1995 to 1998; and as an Investment Professional at Apax Partners LLP, where she specialized in biotechnology investments among other areas with strong intellectual property, from 1985 to 1995. Additionally, Ms. Byam served on the Investment Advisory Council, assisting the development of the Small Business Investment Company program of the U.S. Small Business Administration. Ms. Byam received a B.A. degree in liberal arts from Kenyon College and an M.B.A from the New York University Stern School of Business with a major in finance. She is currently registered as a Certified Public Accountant in the states of Florida and New York.

Lee Flowers has served as our Senior Vice President of Business Development since September 2019. Mr. Flowers is also the Co-Founder of HRS Consulting Inc. Prior to joining our company, in 2009, Mr. Flowers cofounded HRS Consulting, Inc., a Service Disabled Veteran Owned Small Business specializing in management consulting, which acquired the healthcare business of Convergent HRS, LLC and Convergent Knowledge Solutions, LLC, businesses he also cofounded in 2007 and 2003 respectively. He served as the CEO of Sunol Molecular, Inc from 2001 to 2002, CEO of Continuum Electro-optics, Inc from 1997 to 2001; Executive Vice President of Dade International, a spin-off of Baxter International Inc., from 1994 to 1996; the Vice President of Venture Development at Baxter Diagnostics, Baxter International Inc.’s largest subsidiary, from 1993 to 1994; and Division President at Baxter Diagnostics from 1992 to 1993. Upon the merger between American Hospital Supply Corporation and Baxter International Inc.’s predecessor, Mr. Flowers served as Vice President of Global Marketing for the Dade Division from 1990 to 1991 and Vice President, Sales and Marketing for the Paramax Systems Division from 1986 to1989 at the merged entity. Mr. Flowers received his bachelor’s degree in zoology from the University of Kentucky.

Peter Rhode, Ph.D. has served as our Chief Scientific Officer and Vice President of Clinical Operations since May 2019. Prior to joining our company, Dr. Rhode served as the Senior Vice President of Research and Development at Altor BioScience Corporation following its April 2017 acquisition by NantCell, Inc. (which subsequently became ImmunityBio, Inc.) until 2019. Prior to that, Dr. Rhode served as Vice President, Research and Development at Altor BioScience Corporation from its inception in 2002 until its acquisition by NantCell, Inc. Dr. Rhode was among the team of scientists that formed Sunol Molecular Corporation in 1996 and served as Research Director at Sunol Molecular from 1996 to 2002. Dr. Rhode also served as Senior Scientist at Baxter International Inc. from 1991 to 1996. Dr. Rhode received his B.S. degree at the University of California, Davis and his Ph.D. in Biochemistry/Biophysics at the University of Wisconsin, Madison. Additionally, Dr. Rhode was a postdoctoral fellow at the California Institute of Technology.

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EXECUTIVE COMPENSATION

We became a public company in July 2021, and we are an “emerging growth company” under applicable federal securities laws and therefore permitted to take advantage of certain reduced public company reporting requirements. As an emerging growth company, we provide in this proxy statement the scaled disclosure permitted under the Jumpstart Our Business Startups Act of 2012, including certain executive compensation disclosures required of a “smaller reporting company,” as that term is defined in Rule 12b-2 promulgated under the Exchange Act. In addition, as an emerging growth company, we are not required to conduct votes seeking approval, on an advisory basis, of the compensation of our named executive officers or the frequency with which such votes must be conducted. We will remain an emerging growth company until the earliest of (i) the last day of our fiscal year following the fifth anniversary of the completion of our initial public offering, (ii) the last day of the first fiscal year in which our annual gross revenue is $1.235 billion or more, (iii) the date on which we have, during the previous rolling three-year period, issued more than $1 billion in non-convertible debt securities, or (iv) the date on which we are deemed to be a “large accelerated filer” as defined in the Exchange Act.

Named Executive Officers

Our named executive officers for 2025, which consist of our principal executive officer and the next two most highly compensated executive officers, are:

Hing C. Wong, Ph.D., our Founder and Chief Executive Officer;

Rebecca Byam, our Chief Financial Officer; and

Peter Rhode, Ph.D., our Chief Scientific Officer and Vice President of Clinical Operations.

Summary Compensation Table

The following table provides information concerning compensation awarded to, earned by and paid to each of our named executive officers during 2024 and 2025:

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(1)	Total ($)

Hing C. Wong, Ph.D.
Chief Executive Officer	2025	$421,785	$-	$—	$16,871	$438,656
	2024	$349,219	$5,000	$—	$13,969	$368,188
Rebecca Byam
Chief Financial Officer	2025	297,412	-	—	11,896	309,309
	2024	143,496	5,000	—	5,740	154,236
Peter Rhode, Ph.D.
Chief Scientific Officer and	2025	$253,745	$-	—	$10,150	$263,895
Vice President of Clinical Operations	2024	$246,795	$5,000	—	$9,872	$261,667

(1)	Represents matching contributions under our 401(k) plan.

(2)	Represents performance-based bonuses.

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Narrative Disclosure to Summary Compensation Table

Employment Agreement with Dr. Hing Wong

We entered into an employment agreement with Dr. Wong, our Founder and Chief Executive Officer, dated June 18, 2021, which became effective on July 2, 2021. The employment agreement provides the general terms of Dr. Wong’s employment, including a $390,000 base salary, an opportunity to earn cash bonus incentives, an additional equity award after our initial public offering, and certain severance rights if he is terminated by us without cause or if he resigns for good reason (as each are defined in the employment agreement). Dr. Wong is employed by us at will.

Cash Bonus Opportunities

In accordance with the employment agreement, Dr. Wong is eligible for a cash bonus each calendar year up to an initial target amount of 60% of his annual base salary based on Dr. Wong’s achievement of certain corporate objectives and individual performance goals established by our Board or the compensation committee of our Board, as disclosed in our Executive Incentive Bonus Plan. See the section entitled “–Summary Compensation Table” for Dr. Wong’s bonus payment in 2025.

Equity Incentive Grant

Per Dr. Wong’s employment agreement, during the 60-day period after our initial public offering, we promised to negotiate in good faith with him regarding the terms of a grant of a stock option, restricted stock units and/or other equity incentives in accordance with the terms of our 2021 Plan. Per his employment agreement, on September 8, 2021, we granted Dr. Wong a stock option to purchase 3,334 shares of our Common Stock, which will vest over a four-year period. See the section entitled “Outstanding Equity Awards at Fiscal Year-End Table” for additional details about the stock option grant. The equity award also provides that if, in connection with a change of control of the Company (as defined in the 2021 Plan), the acquiror does not assume or substitute for the equity award, then it will vest in full effective as of immediately prior to the closing of such transaction.

Severance Benefits

If we terminate Dr. Wong’s employment without cause or if he resigns from employment for good reason (as each are defined in his employment agreement), subject to his execution of a release of claims in favor of the Company, Dr. Wong is entitled to receive certain severance benefits, as described below.

Employment Agreement with Ms. Rebecca Byam

We entered into an employment agreement with Ms. Byam, the Company’s Chief Financial Officer, dated October 9, 2019. The employment agreement provides the general terms of Ms. Byam’s employment, including her initial base salary, the opportunity to earn cash bonus incentives, an initial stock option award under our 2019 Plan and the opportunity to receive additional stock option grants upon the achievement of certain events. The employment agreement provides for an initial four-year term of employment, which automatically renews for additional twelve-month terms unless earlier terminated in accordance with the terms of the employment agreement. Ms. Byam’s employment is terminatable by us at any time, with or without cause, and upon 30 days or more advance written notice to her if for reasons other than for cause. Ms. Byam may terminate her employment at any time, with or without cause, and without advance written notice.

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Cash Bonus Opportunities

In accordance with the employment agreement, Ms. Byam is eligible for a cash bonus each calendar year up to an initial target amount of 50% of Ms. Byam’s annual base salary based on Ms. Byam’s achievement of certain corporate objectives and individual performance goals established by our Board or the compensation committee of our Board, as disclosed in our Executive Incentive Bonus Plan. See the section entitled “Summary Compensation Table” for Ms. Byam’s bonus payment in 2025.

Stock Option Grants

Per her employment agreement, on October 11, 2019, we granted Ms. Byam the initial stock option to purchase 563 shares of our Common Stock, which vests over a four-year period. Additionally, Ms. Byam is eligible to be granted the following stock option awards under the terms of her employment agreement: (i) a stock option to purchase 563 shares of our Common Stock, to be granted to Ms. Byam upon our closing of a private placement equity financing of at least $20 million; and (ii) a stock option to purchase 563 shares of our Common Stock, to be granted to Ms. Byam upon our initial public offering having a pre-money valuation of at least $200 million (collectively, the “Performance Options”). Per her employment agreement, on August 29, 2021 and September 8, 2021, the Company granted Ms. Byam stock options to purchase 563 and 334 shares of our Common Stock, respectively. See the section entitled “Outstanding Equity Awards at Fiscal Year-End Table” for additional details about the stock option grants.

Severance Benefits

If we terminate Ms. Byam’s employment without cause (as defined in her employment agreement), subject to her execution of a release of claims in favor of the Company, Ms. Byam will be entitled to receive certain severance benefits, as described below.

Potential Payments Upon Termination or Change in Control

Dr. Wong

If we terminate Dr. Wong’s employment without cause or if he resigns for good reason (as each are defined in his employment agreement), subject to his execution of a release of claims in our favor, Dr. Wong is entitled to receive (i) a lump sum cash severance payment equal to 2 times his then-current annual base salary, and (ii) the vesting of all of his then unvested and outstanding equity awards that would have become vested had he remained in the employ of the Company for the 24 month period following his termination of employment; provided, however that if Dr. Wong’s termination occurs in connection with or within the 12 months following a change in control of the Company (as defined in the 2021 Plan), the equity awards will vest in full as of the date of his termination.

Ms. Byam

If we terminate Ms. Byam’s employment without cause (as defined in her employment agreement), subject to her execution of a release of claims in our favor, Ms. Byam is entitled to receive (i) cash severance equal to nine months of her then-current base salary, provided that this amount will be increased to 12 months if the termination occurs within one year following the consummation of a change of control (as defined in her employment agreement) of the Company, and (ii) immediate vesting of each of her then-outstanding stock option awards which are described above.

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In addition, if we decline to extend the term of Ms. Byam’s employment under the employment agreement past the initial four-year term or past any subsequent 12-month term, subject to her execution of a release of claims in favor of the Company, Ms. Byam will be also entitled to the immediate vesting of each of her then-outstanding stock option awards which are described above. If Ms. Byam’s employment is terminated due to disability (as defined in her employment agreement), she will receive the cash severance described above, and in the event of her death, the Performance Options, to the extent granted, will immediately vest in full.

Executive Incentive Bonus Plan

Our Board approved our Executive Incentive Bonus Plan, or the Bonus Plan, in June 2021.

General

The purpose of the Bonus Plan is to motivate and reward our eligible officers and employees, including our named executive officers, for their contributions toward the achievement of certain performance goals. The Bonus Plan is administered by the compensation committee of our Board, which shall have the discretionary authority to interpret the provisions of the Bonus Plan, including all decisions on eligibility to participate, the establishment of performance goals, the number of awards payable under the plan, and the payment of awards. The compensation committee, in its sole discretion and on such terms and conditions as it may provide, may delegate all or part of its authority and powers under the Bonus Plan to one or more of our directors and officers. The compensation committee may terminate the Bonus Plan at any time, provided such termination shall not affect the payment of any awards accrued under the Bonus Plan prior to the date of the termination. The compensation committee may, at any time, or from time to time, amend or suspend and, if suspended, reinstate, the Bonus Plan in whole or in part.

Targets and Performance Criteria

The compensation committee may establish cash bonus targets and corporate performance goals for a specific performance period or fiscal year pursuant to the Bonus Plan. Corporate performance goals may be based on wide-ranging criteria and metrics described in the Bonus Plan, which mirror those in our 2021 Plan. Awards issued to participants, however, may also take into account other factors, including subjective factors. Performance goals may differ from participant to participant, performance period to performance period, and from award to award.

Eligibility and Clawback

Unless otherwise determined by the compensation committee, a participant must be actively employed and in good standing with us on the date the award is paid. The compensation committee may make exceptions to this requirement in the case of retirement, death or disability, an unqualified leave of absence or under other circumstances, as determined by the compensation committee in its sole discretion.

Awards granted under the Bonus Plan are subject to any clawback policy as may be established and/or amended from time to time by us. The compensation committee may require a participant to forfeit or return to and/or reimburse us for any amounts paid with respect to an award, pursuant to the terms of such company policy or as necessary or appropriate to comply with applicable laws.

Hedging and Pledging Policy

Under the terms of our insider trading policy, no employees, contractors, consultants and members of our Board (and their respective family members and any affiliated entities, such as venture capital funds) may engage in hedging or monetization transactions involving our securities, such as prepaid variable forward contracts, equity swaps, collars or exchange funds. In addition, such persons may not hold our securities in a margin account or pledge our securities as collateral for a loan unless the pledge has been approved by our Compliance Officer.

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Outstanding Equity Awards at Fiscal Year-End Table

The following table provides information regarding the outstanding stock option awards held by our named executive officers on December 31, 2025.

Option Awards(1)
Number of Securities Underlying
Unexercised Options

Name	Grant Date	(#) Exercisable		(#) Unexercisable		(#) Option Exercise Price ($)(2)	Option Expiration Date
Hing C. Wong, Ph.D.	9/8/2021	3,334	(3)	-	(3)	1,034.40	9/8/2031

Rebecca Byam	8/29/2021	563	(4)	563	(4)	960.00	8/29/2031
	9/8/2021	334	(5)	334	(5)	1,034.40	9/8/2031

Peter Rhode, Ph.D	12/19/2019	94	(6)	94	(6)	33.54	12/19/2029
	12/22/2020	29	(7)	29	(7)	50.22	12/22/2030
	9/8/2021	84	(8)	84	(8)	1,034.40	9/8/2031

(1)	All of the outstanding equity awards were granted under our 2021 Plan and are subject to acceleration of vesting as described in above.
(2)	This column represents the fair market value of a share of our Common Stock on the date of grant.
(3)	These option shares were part of a stock option grant covering 3,334 shares of our Common Stock. All of the shares subject to the stock option grant have vested.
(4)	These option shares were part of a stock option grant covering 563 shares of our Common Stock. All of the shares subject to the stock option grant have vested.
(5)	These option shares were part of a stock option grant covering 334 shares of our Common Stock. All of the shares subject to the stock option grant have vested.
(6)	These option shares were part of a stock option grant covering 358 shares of our Common Stock. All of the shares subject to the stock option grant have vested.
(7)	These option shares were part of a stock option grant covering 37 shares of our Common Stock. All of the shares subject to the stock option grant have vested.
(8)	These option shares were part of a stock option grant covering 84 shares of our Common Stock. All of the shares subject to the stock option grant have vested.

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BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth certain information with respect to the beneficial ownership of our Common Stock as of July 10, 2026, by:

●	each stockholder, or group of affiliated persons, known by us to be the beneficial owner of more than 5% of our Common Stock;

●	each of our directors;

●	each of our named executive officers; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned by them, subject to community property laws where applicable. Shares of our Common Stock subject to stock options that are currently exercisable or exercisable within 60 days of July 10, 2026 are deemed to be outstanding and to be beneficially owned by the person holding the stock options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Percentage ownership of our Common Stock is based on 1,596,848 shares of our Common Stock outstanding on July 10, 2026, reflecting the May 2026 Financing, including shares of Common Stock issued at closing and upon exercise of Pre-Funded Warrants purchased in this financing on June 22, 2026, the Reverse Stock Split. Unless otherwise indicated, the address of each of the individuals and entities named below is c/o HCW Biologics Inc., 2929 N. Commerce Parkway, Miramar, Florida 33025.

Name of Beneficial Owner	Common Stock	Options Exercisable within 60 days	Aggregate Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Directors and Executive Officers
Hing C. Wong, Ph.D.(1)	102,632	3,334	105,966	6.6%
Peter Rhode, Ph.D.(2)	324	206	530	*
Rebecca Byam(3)	9,541	896	10,437	*
Scott T. Garrett(4)	33,907	367	34,274	2.1
Rick S. Greene(5)	345	367	712	*
Lisa M. Giles(6)	150	434	584	*
All executive officers and directors as a group (7 persons)	147,852	5,809	153,661	9.6%

*	Represents beneficial ownership of less than one percent of the outstanding shares of our Common Stock.
(1)	Consists of (a) 85,433 shares held directly by Dr. Hing C. Wong and (b) 17,199 shares held by Dr. Hing C. Wong and Ms. Bee Yau Huang.
(2)	Consists of 324 shares held directly by Peter Rhode.
(3)	Consists of 9,541 shares held directly by Rebecca Byam.
(4)	Consists of (a) 30,773 shares held by Garrett Capital Partners, LLC. Mr. Garrett is deemed to beneficially own the shares held by Garrett Capital Partners, LLC and (b) 3,135 shares held directly by Mr. Garrett.
(5)	Consists of 345 shares held directly by Rick S. Greene.
(6)	Consists of 150 shares held by Lisa M. Giles Living Trust.

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the executive officer and director compensation arrangements discussed under “Executive Compensation” and “Director Compensation,” respectively, since April 1, 2022, the following are the only transactions or series of similar transactions to which we were or will be a party in which the amount involved exceeds the lesser of (i) $120,000 or (ii) 1% of the Company’s average total assets at year-end for the last two completed fiscal years and in which any director, nominee for director, executive officer, beneficial holder of more than 5% of our capital stock or any member of their immediate family or any entity affiliated with any of the foregoing persons had or will have a direct or indirect material interest.

July 2026 Convertible Promissory Note

The Company issued a total of $[  ] principal amount of unsecured convertible promissory notes that mature on July [  ], 2027 with paid in kind interest accruing thereon, payable quarterly in arrears at 10% per annum (the “Convertible Promissory Notes”). In accordance with their terms, following the completion of a qualified offering, the Convertible Promissory Notes were converted into shares of our Common Stock at the same price and terms as other investors who participated in the qualified offering. Investors in the Convertible Promissory Notes included: [  ].

May 2026 Private Placement

On May 21, 2026, the Company completed a private placement of an aggregate of 474,496 units at a purchase price of $8.43 per unit priced at-the-market under Nasdaq rules to a group of healthcare investors (the “Investors”). Each unit consisted of (i) one share of common stock at a purchase price of $7.68 per share (or, in lieu thereof, one pre-funded warrant at a purchase price of $7.6799 per pre-funded warrant with an exercise price of $0.0001 per share) and (ii) one warrant at a purchase price of $0.75 per warrant, each to purchase one share of common stock at an exercise price of $7.68 per share. The shares of common stock (or pre-funded warrants in lieu thereof) and the warrants comprising the units were issued separately in the private placement. (The foregoing amounts have been adjusted to reflect the Reverse Stock Split.) On June 18, 2026, the SEC declared effective a resale registration statement on Form S-1 (File Number 333-296577) covering the resale of shares of Common Stock and warrants issued in the private placement.

In connection with this offering, certain of our directors and executive officers purchased an aggregate of $430,000 of the securities offered. Specifically, Scott Garrett, Chairman of our board of directors, purchased $250,000 of securities, Hing C. Wong, our Founder and Chief Executive Officer, purchased $160,000 of securities, and Rebecca Byam, our Chief Financial Officer, purchase $20,000 of securities. Such purchases were made on the same terms and conditions as those offered to other investors in this offering.

February 2024 Private Placement

On February 20, 2024, we entered into subscription agreements with certain of our officers and directors, pursuant to which we sold an aggregate of 7,441 shares of our Common Stock, as adjusted to reflect the Reverse Stock Split, $0.0001 par value per share, at a purchase price of $336.00 per share, for an aggregate purchase price of $2.5 million. (The foregoing number of shares sold and purchase price are as adjusted for the Reverse Stock Split.)

The following table summarizes the Common Stock purchased by our directors, executive officers, and beneficial owners of more than 5% of Common Stock (after adjustment for the Reverse Stock Split).

Name and Title	Shares of Common Stock	Total Purchase Price
Rebecca Byam, Chief Financial Officer	3,170	$1,064,999.60
Dr. Hing C. Wong, Chief Executive Officer*	3,081	$1,035,003.20
Scott Garrett, Chairman of the Board	596	$200,001.20

*	Beneficial owner of more than 5% of the Common Stock

The shares will not be sold or transferred except as permitted under law and pursuant to registration or exemption therefrom. The Board of Directors and Audit Committee of the Board of Directors reviewed the transaction under the policy for Related Party Transactions and determined that the transaction was in compliance with such policy.

Secured Note Financing

As of October 31, 2024, we received approximately $6.9 million from the issuance of senior secured notes to certain accredited investors (the “Secured Notes”). Of the total issuance of Secured Notes, the Company issued $2.9 million to members of the Company’s board of directors and officers, including $2.4 million purchased by Dr. Hing C. Wong, Founder and CEO, $220,000 purchased by Rebecca Byam, Chief Financial Officer, $140,000 purchased by Scott T. Garrett, Chairman of the board of directors, $60,000 purchased by Gary M. Winer, a former member of the board of directors, $25,000 purchased by Lee Flowers, Senior Vice President for Business Development, and $25,000 purchased by Rick S. Greene, member of the board of directors.

The following table summarizes the aggregate principal amounts of Secured Notes purchased by our directors, executive officers, and beneficial owners of more than 5% of Common Stock at par.

Name and Title	Aggregate Principal Amount of Secured Notes
Dr. Hing C. Wong, Chief Executive Officer*	$2,405,000
Rebecca Byam, Chief Financial Officer	$220,000
Scott T. Garrett, Chairman of the board of directors	$140,000
Gary M. Winer, Former Director	$60,000
Lee Flowers, Senior Vice President for
Business Development	$25,000
Rick S. Greene, Director	$25,000

*	Beneficial owner of more than 5% of our Common Stock

The Senior Notes bear interest at a rate of 9% per annum, payable quarterly in arrears, and mature on March 27, 2026 (the “Maturity Date”), on which date the principal balance and accrued but unpaid interest under the Secured Notes shall be due and payable. The Secured Notes may be prepaid in whole or in part at any time prior to the Maturity Date and are subject to a 5% prepayment penalty (“Premium Amount”). The Secured Notes are secured by the pledge of our equity ownership interest in Wugen, (the “Pledged Collateral”). Upon a qualifying event involving a transaction such as an acquisition, merger or initial public offering in which the Pledged Collateral can be sold or liquidated prior to the Maturity Date, subject to certain limitations (such as a threshold price per share in the case of an initial public offering), we have agreed to repay all indebtedness (including accrued interest) related to the Secured Notes plus a Premium Amount. Upon an Event of Default (as defined in the Note Purchase Agreement), we will have a thirty (30) day cure period (the “Cure Period”), and if the Event of Default is not so cured at the end of the Cure Period, we are required to distribute the Pledged Collateral to the Purchasers on a pro rata basis, in full satisfaction of the indebtedness evidenced by the Secured Notes.

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The Pledged Collateral has not been registered and will not be sold or transferred except as permitted under law and pursuant to registration or exemption therefrom. The Board of Directors and Audit Committee of the Board of Directors reviewed the transaction under the policy for Related Party Transactions and determined that the transaction was in compliance with such policy.

The holders of $6.6 million of the outstanding principal of the Secured Notes, including officers, directors and other significant stockholders, agreed to and effected the conversion of the Secured Notes held by them into shares of the Company’s Common Stock at a conversion price of $156.00 per share (adjusted for the Reverse Stock Split), warrants to purchase approximately $3.3 million of the Company’s Common Stock at an exercise price of $156.00 per share, and the right to their pro rata share of 49.11% of the proceeds of the Company’s shares of Wugen common stock (“Wugen Shares”), if and when such shares are ever sold (the “Wugen Proceeds”). The conversion was approved at a Special Meeting of Stockholders held on March 31, 2025 and was effected pursuant to the terms of that certain Second Amendment to Amended and Restated Senior Secured Note Purchase Agreement and Related Agreements dated as of May 1, 2025 (the “Conversion Amendment”). On May 7, 2025, pursuant to the Conversion Amendment, the Secured Notes held by the participating noteholders were cancelled, and the Company issued a total of 42,181 unregistered shares of Common Stock (which are subject to a 180-day lock-up) and warrants to purchase an additional 21,090 shares of Common Stock at an exercise price of $156.00 per share. On January 29, 2026, the SEC declared effective a resale registration statement on Form S-1 (File Number 333-292652) covering the resale of shares of Common Stock and warrants issued to such note holders.

Convertible Bridge Notes

As of May 5, 2025, the Company issued a total of $270,000 principal amount of unsecured convertible promissory notes that mature on May 5, 2026 with paid in kind interest accruing thereon, payable quarterly in arrears at 10% per annum (the “Convertible Bridge Notes”). In accordance with their terms, following the completion of a qualified offering, the Convertible Bridge Notes were converted into shares of our Common Stock at the final offering price in an offering that closed on May 15, 2025. In addition, holders of the Convertible Bridge Notes have the right to receive a portion of the proceeds of the Company’s shares of Wugen common stock, if and when such shares are ever sold, determined by the number of the Wugen shares equal to 0.25 multiplied by the original principal amount, in dollars, of the Convertible Bridge Notes. Investors included: $60,000 invested by Hing C. Wong, the Company’s Founder and CEO; $100,000 invested by Scott T. Garrett, the Chairman of the Company’s Board of Directors; and $10,000 invested by Gary M. Winer, who was a member of the Company’s Board of Directors at the time of his investment.

As of May 15, 2025, the outstanding principle of Convertible Bridge Notes were converted. The fair value of consideration transferred, including 6,041 shares of Common Stock and rights to proceeds of a portion of the Company’s shares of Wugen common stock, was $401,134, with the difference of $131,135 being recognized as a loss on conversion. Due to the related party nature of the converting noteholders, the loss was recorded as additional paid-in capital in the Company’s audited financial statements, incorporated by reference herein.

Stock Option Grants to Executive Officers

We have granted stock options to our named executive officers as more fully described in the section entitled “Executive Compensation.”

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and officers. The indemnification agreements and our amended and restated certificate of incorporation and amended and restated bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law.

Review, Approval or Ratification of Transactions with Related Parties

Our written related party transactions policy states that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of our Common Stock and any members of the immediate family of and any entity affiliated with any of the foregoing persons are not permitted to enter into a material related party transaction with us without the review and approval of our audit committee. The policy provides that any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of our Common Stock or with any of their immediate family members or affiliates in which the amount involved exceeds $120,000 must be presented to our audit committee for review, consideration and approval. In approving or rejecting any such proposal, our audit committee considers the relevant facts and circumstances available and deemed relevant to the committee, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party’s interest in the transaction.

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DESCRIPTION OF OUR SECURITIES

The following is a description of our securities of as set forth in certain provisions of our Second Amended and Restated Certificate of Incorporation (the “Charter”) and our Amended and Restated Bylaws (the “Bylaws”), and applicable forms of warrant, each previously filed with the SEC and incorporated by reference as an exhibit to this registration statement of which this prospectus forms a part. This summary does not purport to be complete and is qualified in its entirety by the full text of the Charter, Bylaws, applicable forms of warrant, and the applicable provisions of the Delaware General Corporation Law (the “DGCL”). We encourage you to read our Charter, Bylaws, applicable forms of warrant, and the applicable portions of the DGCL carefully.

Authorized and Outstanding Stock

The Charter authorizes the issuance of an aggregate of 250 million shares of Common Stock, $0.0001 par value per share and 10 million shares of preferred stock, $0.0001 par value per share. Our purpose is to engage in any lawful act or activity for which corporations may be organized under the DGCL. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

As of July 10, 2026, HCWB had 1,596,848 shares of its Common Stock issued and outstanding, as adjusted for the Reverse Stock Split, and 0 shares of preferred stock issued and outstanding.

Common Stock

Voting Rights

Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our certificate of incorporation and bylaws do not provide for cumulative voting rights. Because of this, the holders of a plurality of the shares of Common Stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose. With respect to matters other than the election of directors, at any meeting of the stockholders at which a quorum is present or represented, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at such meeting and entitled to vote on the subject matter shall be the act of the stockholders, except as otherwise required by law. The holders of a majority of the stock issued and outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders.

Dividend Right

Subject to preferences that may be applicable to any then outstanding redeemable preferred stock, holders of Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds.

We have never declared or paid any cash dividends on our Common Stock or any other securities. We anticipate that we will retain all available funds and any future earnings, if any, for use in the operation of our business and do not anticipate paying cash dividends in the foreseeable future. In addition, future debt instruments may materially restrict our ability to pay dividends on our Common Stock. Payment of future cash dividends, if any, will be at the discretion of the Board after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, the requirements of current or then- existing debt instruments and other factors the Board deems relevant.

Rights upon Liquidation, Dissolution and Winding-Up

In the event of our liquidation, dissolution or winding up, holders of Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of redeemable preferred stock.

Preemptive or Other Rights

Holders of Common Stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to the Common Stock. The rights, preferences and privileges of the holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of redeemable preferred stock that we may designate in the future.

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Reverse Stock Splits

The Company has effected two reverse stock splits as part of our plan to regain compliance with the continued listing requirements of The Nasdaq Stock Market. On April 1, 2025, as approved by our stockholders and board of directors, we filed a Certificate of Amendment to our Certificate of Incorporation, as amended, to effect a 1-for-40 reverse stock split of our Common Stock, which became effective at 12:01 a.m. Eastern Time on April 11, 2025. In addition, on June 15, 2026, our stockholders approved a further reverse stock split of our Common Stock, and on June 24, 2026, our board of directors approved a one-for-six reverse stock split, upon which we filed a Certificate of Amendment to our Certificate of Incorporation, as amended, to effect a one-for-six reverse stock split of our Common Stock, which became effective at 12:01 a.m. Eastern Time on June 30, 2026.

Warrants

On November 20, 2025, the Company completed an inducement transaction (the “Inducement Transaction”) with Armistice Capital Management Fund Ltd. (“Armistice”) in consideration for the immediate exercise of previously issued warrants, the Company agreed to issue to warrants to purchase an aggregate of 503,402 shares of the Company’s Common Stock (“Existing Warrants” as discussed below). In a transaction that occurred on February 17, 2026 (see below), the Company agreed to reduce the exercise price from $14.46 to $3.633 per share. On June 15, 2026, at the Company’s Annual Meeting of Stockholders, the Company’s stockholders approved, for purposes of complying with Nasdaq Listing Rule 5635(d), the repricing of the Existing Warrants to purchase up to 503,402 shares of Common Stock at an exercise price of $3.633 per share. As of July 10, 2026, these warrants remain outstanding and may be exercised to purchase up to 503,402 shares of Common Stock at $3.633 per share.

On February 17, 2026, the Company entered into a securities purchase agreement with Armistice in connection with a follow-on public offering pursuant to which the Company issued Units consisting of: (i) Pre-Funded Warrants to purchase up to 412,882 shares of Common Stock and (ii) up to 412,882 Common Stock purchase warrants the exercise of which is conditioned on stockholder approval to purchase up to 412,882 shares of Common Stock. The combined purchase price for each Unit of 412,882 Units issued consisted of one Pre-Funded Warrant that may be exercised for one share of Common Stock and accompanying Common Stock Warrant to purchase one share of Common Stock was $3.6329. On March 16, 2026, Armistice exercised all of its Pre-Funded Warrants. On June 15, 2026, the Company’s stockholders approved, for purposes of complying with Nasdaq Listing Rule 5635(d), the issuance of shares of our Common Stock upon exercise of up to 412,882 Common Stock Purchase Warrants (the “Common Warrants”) at $3.633 per share.

On May 21, 2026, the Company entered into a private placement in which it sold an aggregate of 474,496 units at a purchase price of $8.43 per unit, priced at-the-market under Nasdaq rules, to a group of healthcare investors (the “Investors”). Each unit consisted of (i) one share of Common Stock at a purchase price of $7.68 per share (or, in lieu thereof, one pre-funded warrant at a purchase price of $7.6799 per pre-funded warrant with an exercise price of $0.0001 per share) and (ii) one warrant at a purchase price of $0.75 per warrant, each to purchase one share of Common Stock at an exercise price of $7.68 per share. The shares of Common Stock (or pre-funded warrants in lieu thereof) and the warrants comprising the units were issued separately as part of the private placement. On June 18, 2026, the SEC declared effective a resale registration statement on Form S-1 (File Number 333-296577) covering the resale of shares of Common Stock and warrants issued in this private placement. On June 22, 2026, the holder exercised all pre-funded warrants issued in this transaction. As of July 10, 2026, 474,946 warrants remain outstanding and may be exercised to purchase up to 474,946 shares of Common Stock at $7.68 per share.

Our Transfer Agent

The transfer agent is Equiniti Trust Company, LLC.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of shares that are authorized and available for issuance. However, the listing requirements of Nasdaq require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or the then-outstanding number of shares of Common Stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions. Additionally, the number of authorized shares of any series of Common Stock or preferred stock may be increased or decreased (but not below the number of shares thereof outstanding) by the affirmative vote of the holders of a majority in voting power, irrespective of the provisions of Section 242(b)(2) of the DGCL.

The HCWB Board may generally issue shares of one or more series of preferred stock on terms designed to discourage, delay or prevent a change of control of HCWB or the removal of our management. Moreover, our authorized but unissued shares of preferred stock will be available for future issuances in one or more series without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, to facilitate acquisitions and employee benefit plans.

One of the effects of the existence of authorized and unissued and unreserved shares of Common Stock or preferred stock may be to enable HCWB’s board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of HCWB by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of Common Stock at prices higher than prevailing market prices.

Vacancies and Newly Created Directorships

The Charter provides that, subject to the rights granted to one or more series of preferred stock then outstanding, any newly-created directorship on the board of directors that results from an increase in the number of directors and any vacancies on our board of directors will be filled solely only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, by a sole remaining director or by the stockholders.

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Special Stockholder Meetings

The Charter provides that special meetings of our stockholders may be called at any time only by the board of directors acting pursuant to a resolution approved by the affirmative vote of a majority of the directors then in office, subject to the rights of holders of any series of preferred stock then outstanding.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders of a Delaware corporation may be taken without a meeting, without prior notice, and without a vote if a consent or consents in writing, setting forth the action so taken, is or are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Subject to applicable law and the rights, if any, of the holders of any outstanding series of preferred stock or any other outstanding class or series of stock of HCWB, the Charter does not permit our holders of Common Stock to act by consent in writing.

Section 203 of the DGCL

HCWB will be subject to the provisions of Section 203 of the DGCL, which we refer to as “Section 203” regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

●	prior to the date of the transaction, HCWB’s board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

●	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

●	at or subsequent to the date of the transaction, the business combination is approved by HCWB’s board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock.

The provisions of Delaware law and the provisions of the Charter and HCWB’s Bylaws could have the effect of discouraging others from attempting hostile takeovers and as a consequence, they might also inhibit temporary fluctuations in the market price of Common Stock that often result from actual or rumored hostile takeover attempts. These provisions might also have the effect of preventing changes in HCWB’s management. It is also possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation in which we are a constituent entity. Pursuant to the DGCL, stockholders who properly demand and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Court of Chancery of the State of Delaware, plus interest, if any, on the amount determined to be the fair value, from the effective time of the merger or consolidation through the date of payment of the judgment.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law. To bring such an action, the stockholder must otherwise comply with Delaware law regarding derivative actions.

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Exclusive Forum for Certain Lawsuits

Our Charter requires, unless we consent in writing to the selection of an alternative forum, that (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee to us or our stockholders, (iii) any action asserting a claim against us, our directors, officers or employees arising pursuant to any provision of the DGCL or our Charter or bylaws, or (iv) any action asserting a claim against us, our directors, officers or employees governed by the internal affairs doctrine may be brought only in the Court of Chancery in the State of Delaware, except any claim (A) as to which the Court of Chancery of the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or (C) for which the Court of Chancery does not have subject matter jurisdiction, as to which the Court of Chancery and the federal district court for the District of Delaware shall have concurrent jurisdiction. If an action is brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, a court may determine that this provision is unenforceable, and to the extent it is enforceable, the provision may have the effect of discouraging lawsuits against HCWB’s directors and officers, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder.

Notwithstanding the foregoing, our Charter provides that the exclusive forum provision will not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Additionally, unless we consent in writing to the selection of an alternative forum, the federal courts shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act against us or any of our directors, officers, other employees, or agents. Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to these provisions. We note, however, that there is uncertainty as to whether a court would enforce this provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. The Charter includes a provision that eliminates the personal liability of directors for monetary damages to the corporation or its stockholders for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has breached such director’s duty of loyalty, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends, redemptions or repurchases or derived an improper benefit from his or her actions as a director.

The limitation of liability provision in the Charter may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Listing

The Common Stock of HCWB is listed on Nasdaq under the symbol “HCWB”.

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DESCRIPTION OF SECURITIES WE ARE OFFERING

We are offering up to 1,230,769 shares of Common Stock, or Pre-Funded Warrants in lieu thereof.

Common Stock

The material terms and provisions of our Common Stock are described under the caption “Description of Securities” in this prospectus.

Pre-Funded Warrants

The following summary of certain terms and provisions of the Pre-Funded Warrants that are being offered hereby is not complete and is subject to and qualified in its entirety by the provisions of the forms of Pre-Funded Warrants which is filed as an exhibit to the registration statement of which this prospectus is a part. Prospective investors should carefully review the terms and provisions of the form of Pre-Funded Warrant for a complete description of the terms and conditions of the Pre-Funded Warrants.

The term “prefunded” refers to the fact that the purchase price of our Common Stock in this offering includes almost the entire exercise price that will be paid under the Pre-Funded Warrants, except for a nominal remaining exercise price of $0.0001 per share. The purpose of the Pre-Funded Warrants is to enable investors that may have restrictions on their ability to beneficially own more than 4.99% (or, upon election of the holder, 9.99%) of our outstanding shares of Common Stock following the consummation of this offering the opportunity to make an investment in the Company without triggering their ownership restrictions, by receiving Pre-Funded Warrants in lieu of our Common Stock which would result in such ownership of more than 4.99% (or 9.99%), and receive the ability to exercise their option to purchase the shares underlying the Pre-Funded Warrants at such nominal price at a later date.

Duration and Exercise Price

Each Pre-Funded Warrant offered hereby will have an initial exercise price of $0.0001 per share. The Pre-Funded Warrants will be immediately exercisable and may be exercised at any time until the Pre-Funded Warrants are exercised in full. The exercise price and number of shares of Common Stock issuable upon exercise is subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our Common Stock and the exercise price.

Exercise Limitation.

The Pre-Funded Warrants will be exercisable, at the option of each holder, in whole or in part, by delivering a duly executed exercise notice accompanied by payment in full for the number of purchased upon such exercise (except in the case of a cashless exercise as discussed below). A holder (together with its affiliates) may not exercise any portion of the Pre-Funded Warrant to the extent that the holder would own more than 4.99% (or, at the election of a purchaser, 9.99%) of the outstanding Common Stock immediately after exercise, except that upon at least 61 days’ prior notice from the holder to us, the holder may increase the amount of ownership of outstanding stock after exercising the holder’s Pre-Funded Warrants up to 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Pre-Funded Warrants. No fractional shares of Common Stock will be issued in connection with the exercise of a Pre-Funded Warrant. In lieu of fractional shares, we will pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price.

Fundamental Transaction

In the event of a fundamental transaction, as described in the Pre-Funded Warrants and generally including any reorganization, recapitalization or reclassification of our Common Stock, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding voting securities, the holders of the Pre-Funded Warrants will be entitled to receive upon exercise of the Pre-Funded Warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the Pre-Funded Warrants immediately prior to such fundamental transaction, other than one in which a successor entity that is a publicly traded corporation (whose stock is quoted or listed for trading on a national securities exchange, including, but not limited to, the New York Stock Exchange, the NYSE American, the Nasdaq Global Select Market, the Nasdaq Global Market or the Nasdaq Capital Market) assumes the Pre-Funded Warrants such that the Pre-Funded Warrants shall be exercisable for the publicly traded Common Stock of such successor entity.

Transferability

Subject to applicable laws, a Pre-Funded Warrant may be transferred at the option of the holder upon surrender of the Pre-Funded Warrant to us together with the appropriate instruments of transfer.

Exchange Listing

We do not intend to list the Pre-Funded Warrants on any national securities exchange or nationally recognized trading system.

No Rights as a Stockholder

Except as otherwise provided in the Pre-Funded Warrants or by virtue of such holder’s ownership of, the holders of the Pre-Funded Warrants do not have the rights or privileges of holders of our Common Stock, including any voting rights, until they exercise their Pre-Funded Warrants.

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SECURITIES ACT RESTRICTIONS ON RESALE OF COMMON STOCK

Rule 144

Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted shares of Common Stock of HCWB for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been an affiliate of HCWB at the time of, or at any time during the three months preceding, a sale and (ii) HCWB is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and has filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as it was required to file reports) preceding the sale.

Persons who have beneficially owned restricted shares of Common Stock of HCWB for at least six months but who are affiliates of HCWB at the time of, or at any time during the three months preceding, a sale would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the average weekly reported trading volume of Common Stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by affiliates of HCWB under Rule 144 are also limited by manner of sale provisions and notice requirements and by the availability of current public information about HCWB.

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PLAN OF DISTRIBUTION

We are offering on a reasonable best efforts basis up [  ] shares of Common Stock (or Pre-Funded Warrants in lieu thereof), based on an assumed public offering price of $[  ] per share for gross proceeds of up to approximately $5.6 million before deduction of placement agent fees and offering expenses. The final public offering price per share will be determined between us and the placement agent based upon a number of factors, including based on market conditions at the time of pricing, our history and our prospects, the industry in which we operate, our past and present operating results and the general condition of the securities markets at the time of this offering and may be at a discount to the current market price. There is no minimum amount of proceeds that is a condition to closing of this offering. The actual amount of gross proceeds, if any, in this offering could vary substantially from the gross proceeds from the sale of the maximum amount of securities being offered in this prospectus.

Pursuant to a placement agency agreement, dated as of [  ],2026, we have engaged [  ] to act as our exclusive placement agent to solicit offers to purchase the securities offered by this prospectus. The placement agent is not purchasing or selling any securities, nor is it required to arrange for the purchase and sale of any specific number or dollar amount of securities, other than to use its “reasonable best efforts” to arrange for the sale of the securities by us. Therefore, we may not sell the entire amount of securities being offered. The terms of this offering are subject to market conditions and negotiations between us, the placement agent and prospective investors. The placement agent does not guarantee that it will be able to raise new capital in any prospective offering. The placement agent may engage sub-agents or selected dealers to assist with the offering. The placement agency agreement provides that the placement agent’s obligations are subject to conditions contained in the placement agency agreement.

Investors purchasing securities offered hereby will have the option to execute a securities purchase agreement with us. In addition to the rights and remedies available to all investors in this offering under federal and state securities laws, the investors who enter into a securities purchase agreement will also be able to bring claims of breach of contract against us. Investors who do not enter into a securities purchase agreement shall rely solely on this prospectus in connection with the purchase of our securities in this offering.

There is no minimum number of shares to be sold or minimum aggregate offering proceeds for this offering to close. We expect this offering to be completed not later than two trading days following the commencement of this offering and we will deliver all securities issued in connection with this offering delivery versus payment (“DVP”)/receipt versus payment (“RVP”) upon our receipt of investor funds. Accordingly, neither we nor the placement agent has made any arrangements to place investor funds in an escrow account or trust account since the placement agent will not receive investor funds in connection with the sale of securities offered hereunder.

We will deliver the securities being issued to the investors upon receipt of investor funds for the purchase of the securities offered pursuant to this prospectus. We expect to deliver the securities being offered pursuant to this prospectus on or about [*], 2026, subject to satisfaction of certain conditions.

Placement Agent Fees and Expenses

Upon the closing of this offering, we will pay the placement agent a cash transaction fee equal to [  ]% of the aggregate gross cash proceeds to us from the sale of the securities in the offering and a non-accountable expense allowance equal to [  ]% of the aggregate gross proceeds raised in the offering, excluding purchases made by officers, directors and significant existing stockholders of the Company. We will reimburse the placement agent for certain of its out-of-pocket expenses incurred in connection with this offering, including the placement agent’s legal fees, and actual travel and reasonable out-of-pocket expenses if this offering is completed, in an amount not to exceed $[  ].

The following table shows the public offering price, placement agent fees and proceeds included in the calculation thereof, before expenses, to us, assuming the sale of all shares in this offering and no sale of any Pre-Funded Warrants in this offering.

	Per Share	Per Pre- Funded Warrant	Total
Public offering price
Placement agent fees
Purchases by officers, directors and significant stockholders	-	-	-
Proceeds to us, before expenses

We estimate that the total expenses of the offering, including registration and filing fees, printing fees and legal and accounting expenses, but excluding the placement agent fees, will be approximately [$        ], all of which are payable by us. This figure includes, among other things, the placement agent’s expenses (including the legal fees, costs and expenses for the placement agent’s legal counsel) that we have agreed to reimburse.

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Lock-Up Agreements

Pursuant to certain “lock-up” agreements, our executive officers and directors have agreed, subject to certain exceptions, not to offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of or announce the intention to otherwise dispose of, or enter into any swap, hedge or similar agreement or arrangement that transfers, in whole or in part, the economic risk of ownership of, directly or indirectly, engage in any short selling of any shares of common stock or securities convertible into or exchangeable or exercisable for any shares of common stock, whether currently owned or subsequently acquired, without the prior written consent of the placement agent, for a period of [  ] days after the closing date of the offering.

The placement agent, in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time. When determining whether or not to release common stock and other securities from lock-up agreements, the placement agent will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time.

We have also agreed to similar lock-up restrictions on the issuance and sale of our securities for 45 days following the closing of this offering, subject to certain exceptions.

Tail

If, during the term of this offering, the Company or any successor to or any subsidiary of the Company completes any public or private offering of equity, equity-linked or debt securities or other capital raising activity with, or receives any proceeds from, any investors introduced to the Company by the placement agent in connection with the offering, whether or not such transaction is effected through the placement agent, then the Company will pay the placement agent upon the closing of such financing the compensation payable in connection with this offering with respect to the gross proceeds of such financing attributable to such investors.

For purposes of the foregoing, an investor will be deemed to have been introduced by the placement agent if the placement agent initiated contact with such investor in connection with a potential financing transaction during the term of its engagement, including investors identified within fifteen (15) days following such introduction.

For the avoidance of doubt, no compensation will be payable with respect to any such transaction following termination of the placement agent’s engagement for cause in accordance with FINRA Rule 5110(g)(5)(B).

Right of First Refusal

For a period of [  ] months after the date this offering is completed, the placement agent will have a right of first refusal to act as sole investment banker, sole book-runner, and/or sole placement agent, at the placement agent’s sole discretion, for each and every future public and private equity and debt offering, including all equity linked financings, that the Company desires to pursue during such 4-month period that involves primarily investors that are high-net-worth individuals, family offices and/or similar small cap investors (and not any large cap or other so-called “fundamental healthcare investors”) other than an investment by an Excluded Investor (as defined in the engagement letter), on terms and conditions customary to the placement agent for such transactions. The Company may engage another investment banker, book-runner and/or placement agent for such a transaction on terms and conditions that the Company determines are more favorable to it than the terms offered by the placement agent. The Company may sell securities directly to Excluded Investors, as provided in the engagement letter.

Indemnification

We have agreed to indemnify the placement agent against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the placement agent may be required to make for these liabilities.

Regulation M

The placement agent may be deemed to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act, and any commissions received by it and any profit realized on the resale of the shares sold by it while acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. As an underwriter, the placement agent would be required to comply with the requirements of the Securities Act and the Exchange Act, including, without limitation, Rule 415(a)(4) under the Securities Act and Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of shares by the placement agent acting as principal. Under these rules and regulations, the placement agent:

● may not engage in any stabilization activity in connection with our securities; and

● may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until it has completed its participation in the distribution.

Trading Market

Our common stock is listed on the Nasdaq Capital Market under the symbol “HCWB.” We do not intend to apply for listing of the Pre-Funded Warrants on any securities exchange or other nationally recognized trading system.

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LEGAL MATTERS

The validity of the securities offered hereby will be passed upon by Clark Hill PLC, Chicago, Illinois and Los Angeles, California. [  ], is acting as counsel to the placement agent in connection with certain legal matters related to this offering.

EXPERTS

The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2025 have been so incorporated in reliance on the report of Crowe LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act. In accordance with the Exchange Act, we file periodic reports, proxy and information statements and other information with the SEC. Our filings with the SEC are available to the public over the Internet at the SEC’s website at www.sec.gov. You may also find documents we filed on our website at www.hcwbiologics.com. Information contained in or accessible through our website does not constitute a part of this prospectus and is not incorporated by reference herein.

This prospectus is part of a registration statement we filed with the SEC. This prospectus omits some information contained in the registration statement in accordance with SEC rules and regulations. You should review the information and exhibits in the registration statement for further information about us and the securities we are offering. Statements in this prospectus concerning any document we filed as an exhibit to the registration statement or that we otherwise filed with the SEC are not intended to be comprehensive and are qualified by reference to these filings. You should review the complete document to evaluate these statements.

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INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC’s rules allow us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to those publicly available documents. The information that we incorporate by reference in this prospectus is considered to be part of this prospectus.

We incorporate by reference into this prospectus and the registration statement of which this prospectus is a part the information or documents listed below (except in each case the information contained in such document to the extent “furnished” and not “filed”) that we have filed with the SEC:

(i)	our Annual Report on Form 10-K for the fiscal year ended December 31, 2025, as filed with the SEC on March 31, 2026, and our Quarterly Report on Form 10-Q for the three months ended March 31, 2026, as filed with the SEC on May 14, 2026;

(ii)	Our Proxy Statement on Schedule 14A for a Special Meeting of Stockholders filed with the SEC on March 13, 2026 and our Proxy Statement on Schedule 14A for our Annual Meeting of Stockholders filed with the SEC on April 28, 2026;

(iii)	Current Reports on Form 8-K filed with the SEC on February 13, 2026, February 19, 2026, March 2, 2026, March 17, 2026, March 31, 2026, April 16, 2026, April 30, 2026, April 30, 2026, May 14, 2026 , May 21, 2026, May 27, 2026, June 1, 2026, June 15, 2026, June 16, 2026, June 26, 2026, June 30, 2026 and July 1, 2026, excluding any information furnished in such reports under Item 2.02, Item 7.01 or Item 9.0;

(iv)	The description of the Company’s Common Stock contained in the registration statement on Form 8-A filed with the SEC on July 9, 2021 pursuant to Section 12 of the Exchange Act, including any amendment or report filed for the purpose of updating that description.

In addition, all documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering (excluding any information furnished rather than filed), shall be deemed to be incorporated by reference into this prospectus.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes hereof to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address or telephone number:

HCW Biologics Inc.

2929 N Commerce Parkway

Miramar, FL 33025

(954) 842-2024

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HCW BIOLOGICS INC.

Up to $5,600,000, consisting of

Up to 1,230,769 Shares of Common Stock or

Up to 1,230,769 Pre-Funded Warrants to Purchase up to 1,230,769 Shares of Common Stock

Up to 1,230,769 Shares of Common Stock Underlying such Pre-Funded Warrants

PROSPECTUS

July   , 2026

PART II

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the fees and expenses payable by the registrant in connection with the issuance and distribution of the securities being registered. All of the amounts shown are estimates, except for the SEC registration fee:

Legal fees and expenses	$100,000
Accounting fees and expenses	35,000
SEC registration fee	800
Miscellaneous fees and expenses	15,000
Total	$150,800

Item 14. Indemnification of Directors and Officers.

Section 145 of the DGCL concerning indemnification of officers, directors, employees and agents is set forth below.

Section 145. Indemnification of officers, directors, employees and agents; insurance.

(a)	A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

(b)	A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

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(c)	(1)	To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith. For indemnification with respect to any act or omission occurring after December 31, 2020, references to “officer” for purposes of these paragraphs (c)(1) and (2) of this section shall mean only a person who at the time of such act or omission is deemed to have consented to service by the delivery of process to the registered agent of the corporation pursuant to § 3114(b) of Title 10 (for purposes of this sentence only, treating residents of this State as if they were nonresidents to apply § 3114(b) of Title 10 to this sentence).

	(2)	The corporation may indemnify any other person who is not a present or former director or officer of the corporation against expenses (including attorneys’ fees) actually and reasonably incurred by such person to the extent he or she has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein.

(d)	Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer of the corporation at the time of such determination, (1) By a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) By a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) If there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) By the stockholders.

(e)	Expenses (including attorneys’ fees) incurred by an officer or director of the corporation in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents of the corporation or by persons serving at the request of the corporation as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

(f)	The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office. A right to indemnification or to advancement of expenses arising under a provision of the certificate of incorporation or a bylaw shall not be eliminated or impaired by an amendment to or repeal or elimination of the certificate of incorporation or the bylaws after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

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(g)	A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section. For purposes of this subsection, insurance shall include any insurance provided directly or indirectly (including pursuant to any fronting or reinsurance arrangement) by or through a captive insurance company organized and licensed in compliance with the laws of any jurisdiction, including any captive insurance company licensed under Chapter 69 of Title 18, provided that the terms of any such captive insurance shall:

(1) Exclude from coverage thereunder, and provide that the insurer shall not make any payment for, loss in connection with any claim made against any person arising out of, based upon or attributable to any (i) personal profit or other financial advantage to which such person was not legally entitled or

(ii) deliberate criminal or deliberate fraudulent act of such person, or a knowing violation of law by such person, if (in the case of the foregoing paragraph (g)(1)(i) or (ii) of this section) established by a final, nonappealable adjudication in the underlying proceeding in respect of such claim (which shall not include an action or proceeding initiated by the insurer or the insured to determine coverage under the policy), unless and only to the extent such person is entitled to be indemnified therefor under this section;

(2) Require that any determination to make a payment under such insurance in respect of a claim against a current director or officer (as defined in paragraph (c)(1) of this section) of the corporation shall be made by an independent claims administrator or in accordance with the provisions of paragraphs (d)(1) through (4) of this section; and

(3) Require that, prior to any payment under such insurance in connection with any dismissal or compromise of any action, suit or proceeding brought by or in the right of a corporation as to which notice is required to be given to stockholders, such corporation shall include in such notice that a payment is proposed to be made under such insurance in connection with such dismissal or compromise.

For purposes of paragraph (g)(1) of this section, the conduct of an insured person shall not be imputed to any other insured person. A corporation that establishes or maintains a captive insurance company that provides insurance pursuant to this section shall not, solely by virtue thereof, be subject to the provisions of Title 18.

(h)	For purposes of this section, references to “the corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

(i)	For purposes of this section, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this section.

(j)	The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(k)	The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation’s obligation to advance expenses (including attorneys’ fees).

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

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Article IV of the Company’s By-laws provides:

Each person who was or is made a party to, or is threatened to be made a party to, or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, legislative or any other type whatsoever (a “Proceeding”), by reason of the fact that such person (or a person of whom such person is the legal representative), is or was a director or officer of the Corporation or, while serving as a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee, agent or trustee of another corporation, or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans (for purposes of this Article VI, an “Indemnitee”), shall be indemnified and held harmless by the Corporation to the fullest extent permitted by the DGCL as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), against all expenses, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such Indemnitee in connection therewith, provided such Indemnitee acted in good faith and in a manner that the Indemnitee reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or Proceeding, had no reasonable cause to believe the Indemnitee’s conduct was unlawful. Such indemnification shall continue as to an Indemnitee who has ceased to be a director or officer of the Corporation and shall inure to the benefit of such Indemnitees’ heirs, executors and administrators. Notwithstanding the foregoing, subject to Section 6.5 of these Bylaws, the Corporation shall indemnify any such Indemnitee seeking indemnity in connection with a Proceeding (or part thereof) initiated by such Indemnitee only if such Proceeding (or part thereof) was authorized by the Board or such indemnification is authorized by an agreement approved by the Board.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is theretofore unenforceable.

Item 15. Recent Sales of Unregistered Securities.

During the past three years, we sold the following securities without registration under the Securities Act:

Sale of Common Stock and Warrants

On November 18, 2024, the Company entered into a securities purchase agreement (“SPA”) with Armistice Capital Master Fund Ltd. (“Armistice”) pursuant to which the Company agreed to offer and sell (i) in a registered direct offering (the “Registered Offering”) (x) 17,334 shares (the “Shares”) of the Company’s Common Stock, par value $0.0001 per share (the “Common Stock”), and (y) pre-funded warrants to purchase up to 10,655 shares of Common Stock (the “Pre-Funded Warrants”) and (ii) in a concurrent private placement (the “Private Placement” and together with the Registered Offering, the “Offering”), unregistered warrants to purchase up to an aggregate of 27,989 shares of Common Stock (“Armistice Warrants”). The combined purchase price for each Share and accompanying Armistice Warrant to purchase one share of Common Stock was $247.20 per Share and the combined purchase price for each Pre-Funded Warrant and accompanying Common Stock Warrant to purchase one share of Common Stock was $247.1999.

The Common Stock and Pre-Funded Warrants were each sold with an accompanying Armistice Warrant to purchase one share of Common Stock, and the Common Stock and Pre-Funded Warrants were immediately separated from the Armistice Warrants and were issued separately. The Armistice Warrants have an exercise price of $247.20 per share, are exercisable immediately, and expire on the five year anniversary of the date of issuance. The Pre-Funded Warrants have an exercise price of $0.0001, are exercisable immediately and will not expire until exercised in full.

The shares of Common Stock and Pre-Funded Warrants in the Registered Offering were offered pursuant to a shelf registration statement on Form S-3 (File No. 333-266991), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on August 26, 2022. The Registered Offering has been made by means of a prospectus supplement filed with the SEC on November 20, 2024 that forms a part of such registration statement.

The gross proceeds to the Company from the Registered Offering were approximately $6.9 million before deducting the placement agent’s fees and other offering expenses payable by the Company. The Offering closed on November 20, 2024.

On November 18, 2024, the Company entered into a placement agency agreement (the “Placement Agency Agreement”) with Maxim Group LLC (“Maxim” or the “Placement Agent”) pursuant to which the Company engaged the Placement Agent as the exclusive Placement Agent in connection with the Offering. The Company agreed to pay Maxim a cash fee equal to 7.0% of gross proceeds from the sale of Shares, Pre-Funded Warrants and Common Stock Warrants to the Purchaser. The Company also agreed to reimburse Maxim for out-of-pocket expenses, including the reasonable legal fees of its counsel not to exceed $50,000. The Placement Agent Agreement also contains representations, warranties, indemnification and other provisions customary for transactions of this nature.

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On February 20, 2024, the Company completed a $2.5 million private placement of shares of Common Stock with certain of its officers and directors at a price of $336.00 per share. The Company issued 7,411 shares of Common Stock in connection with the offering. The shares have not been registered and will not be sold or transferred except as permitted under law and pursuant to registration or exemption therefrom. The Board of Directors and Audit Committee of the Board of Directors reviewed the transaction under the Company’s policy for Related Party Transactions (the “Policy”) and determined that the transaction was in compliance with the Policy.

On February 20, 2025, the Company entered into an equity purchase agreement (the “ELOC Purchase Agreement”) with Square Gate Capital Master Fund, LLC – Series 4 (“Square Gate”) pursuant to which, upon the terms and subject to the conditions and limitations set forth therein, the Company has the right to direct Square Gate to purchase up to an aggregate of $20,000,000 of shares of our Common Stock, plus, at the Company’s option upon utilizing the initial $20,000,000, an additional amount equal to the lesser of 100% of the Company’s market capitalization at the time of exercise of such option or $20,000,000, over the 36-month term of the ELOC Purchase Agreement. The Company issued 9,616 shares of our Common Stock to Square Gate on March 12, 2025, as its Commitment Fee under the ELOC Purchase Agreement (the “Commitment Shares”).

The holders of $6.6 million of the outstanding principal of the Secured Notes have agreed to and effected the conversion of the Secured Notes held by them into shares of the Company’s Common Stock at a conversion price of $156.00 per share (“Conversion Shares”), warrants to purchase approximately $3.3 million of the Company’s Common Stock at an exercise price of $156.00 per share (“Conversion Warrants”), and the right to their pro rata share of 49.11% of the proceeds of the Company’s shares of Wugen common stock (“Wugen Shares”), if and when such shares are ever sold (the “Wugen Proceeds”). The conversion was approved at a Special Meeting of Stockholders held on March 31, 2025 and was effected pursuant to the terms of the Conversion Amendment. On May 7, 2025, pursuant to the Conversion Amendment, the Secured Notes held by the participating noteholders were cancelled, and the Company issued a total of 42,181 unregistered shares of Common Stock (which are subject to a 180-day lock-up) and warrants to purchase an additional 21,090 shares of Common Stock at an exercise price of $156.00 per share.

On November 19, 2025, the Company entered into a warrant inducement agreement with Armistice Capital Master Fund Ltd. (the “Inducement Agreement”), pursuant to which Armistice agreed to immediately exercise in full all of its outstanding warrants originally issued on November 20, 2024 (as amended on May 15, 2025) and on May 15, 2025 (the “Existing Warrants”) to purchase an aggregate of 251,701 shares of Common Stock at an amended exercise price of $15.96 per share, resulting in aggregate gross proceeds to the Company of approximately $4.0 million before fees and expenses. In consideration for the immediate exercise of the Existing Warrants, the Company issued to Armistice, in a private placement pursuant to Section 4(a)(2) of the Securities Act, new unregistered Common Stock Purchase Warrants (the “New Warrants”) to purchase up to 503,402 shares of Common Stock at an exercise price of $14.46 per share. The New Warrants are exercisable immediately and expire five and one-half years from their issuance. The Company agreed, pursuant to the Inducement Agreement, to file a registration statement covering the resale of the shares issuable upon exercise of the New Warrants, which registration statement became effective on January 29, 2026.

On February 17, 2026, the Company entered into a securities purchase agreement with Armistice in connection with a follow-on public offering pursuant to which the Company issued Units consisting of: (i) Pre-Funded Warrants to purchase up to 412,882 shares of Common Stock and (ii) up to 412,882 Common Stock purchase warrants to purchase up to 412,882 shares of Common Stock. In connection with this offering, on February 17, 2026, the Company also entered into a privately negotiated agreement with the Investor, which holds certain existing outstanding warrants to purchase up to 503,402 shares of Common Stock to seek stockholder approval in accordance with applicable Nasdaq rules to reduce the exercise price of such warrants to the public offering price per Unit paid in the offering. The combined purchase price for each Unit consisted of one Pre-Funded Warrant that may be exercised for one share of Common Stock and accompanying Common Stock Warrant to purchase one share of Common Stock was $3.6329. The Common Stock Warrants has an exercise price of $3.633 per share, will be exercisable only upon receipt of stockholder approval. The Pre-Funded Warrants have an exercise price of $0.0001, are exercisable immediately and will not expire until exercised in full. All Pre-Funded Warrants were exercised on March 16, 2026, at which time the Company issued 412,882 shares of Common Stock. On June 15, 2026, at the Company’s Annual Meeting of Stockholders, the Company’s stockholders approved, for purposes of complying with Nasdaq Listing Rule 5635(d), the exercise of warrants to purchase up to 412,882 shares of Common Stock for $3.633 per share which were issued in February 2026 and the repricing of the Existing Warrants to purchase up to 503,402 shares of Common Stock at an exercise price of $3.633 per share.

On May 21, 2026, the Company completed a private placement of an aggregate of 474,496 units at a purchase price of $8.43 per unit, priced at-the-market under Nasdaq rules, to a group of healthcare investors. Each unit consists of (i) one share of Common Stock at a purchase price of $7.68 per share (or, in lieu thereof, one pre-funded warrant at a purchase price of $7.6799 per pre-funded warrant with an exercise price of $0.0001 per share) and (ii) one warrant at a purchase price of $0.75 per warrant, each to purchase one share of Common Stock at an exercise price of $7.68 per share. The shares of Common Stock (or pre-funded warrants in lieu thereof) and the warrants comprising the units were issued separately in the private placement. On June 18, 2026, the SEC declared effective a resale registration statement on Form S-1 (File Number 333-296577) covering the resale of shares of Common Stock and warrants issued in the private placement.

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Item 16. Exhibits.

The exhibits to this registration statement are listed in the Exhibit Index to this registration statement, which immediately precedes the Signature Page, and which Exhibit Index is hereby incorporated by reference.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(1)	to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii)	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (i), (ii) and (iii) do not apply if the registration statement is on Form S-1 and the information required to be included in a post- effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

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(2)	that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	that, for the purpose of determining liability under the Securities Act to any purchaser:

(i)	If the registrant is relying on Rule 430B:

(A)	Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness.

Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

(5)	that, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities:

the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of an undersigned registrant; and

(iv)	any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

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EXHIBIT INDEX

		Incorporated by reference				Filed or furnished herewith
Exhibit No.	Exhibit title	Form	File No.	Exhibit No.	Filing date
1.1**	Form of Placement Agent Agreement
3.1	Amended and Restated Certificate of Incorporation	8-K	001-40591	3.1	07/26/2021
3.1a	Certificate of Amendment of Certificate of Incorporation, filed March 31, 2025	8-K	001-40591	3.1a	04/01/2025
3.1b	Certificate of Correction of the Certificate of Amendment of Certificate of Incorporation, filed April 1, 2025	8-K	001-40591	3.1b	04/01/2025
3.1c	Certificate of Amendment of Certificate of Incorporation, filed June 24, 2026	8-K	001-40591	3.1	06/26/2026
3.2	Amended and Restated Bylaws	8-K	001-40591	3.2	07/26/2021
4.1	Specimen Stock Certificate	S-1/A	333-256510	4.1	07/09/2021
4.2	Description of Securities	10-K	001-40591	4.2	03/29/2022
4.3	Form of New Warrant	8-K	001-40591	4.1	11/20/2025
4.4	Form of Common Stock Purchase Warrant	8-K	001-40591	4.1	02/19/2026
4.5	Form of Common Stock Warrant, dated May 7, 2025, by and between Company and Holder named therein	10-Q	001-40591	10.13	08/18/2025
4.6	Form of Common Stock Purchase Warrant, dated May 21, 2026, by and between Company and Holder named therein	8-K	001-405	4.2	05/21/2026
4.7**	Form of Pre-Funded Warrant
5.1**	Opinion of Clark Hill PLC
10.1	Securities Purchase Agreement, dated February 17, 2026, between Company and Purchaser	8-K	001-40591	10.2	02/19/2026
10.2	Amendment to Existing Warrants Agreement, dated February 17, 2026, between the Company and Purchaser	8-K	001-40591	10.3	02/19/2026
10.3	Form of Lock-up Agreement	S-1	333-393396	10.42	02/11/2026
10.4	Placement Agency Agreement, dated February 17, 2026, between the Company and Maxim Group LLC	8-K	001-40591	10.1	02/19/2026
10.5	Form of Securities Purchase Agreement dated May 21, 2026, by and between the Company and the Investors	8-K	001-40591	10.1	05/21/2026
10.6	Form of Registration Rights Agreement dated May 21, 2026, by and between Company and Investors	8-K	001-40591	10.2	05/21/2026
10.7	Form of Lock Up Agreement dated May 21, 2026, by and between Company and certain Investors, Officers and Directors
10.8	Form of Placement Agent Agreement, dated May 21, 2026, between the Company and E.F. Hutton & Co. LLC	8-K	001-40591	10.3	05/21/2026
10.9**	Form of Securities Purchase Agreement
10.10**	Form of Lock Up Agreement
10.11	Form of Indemnification Agreement between HCW Biologics Inc. and each of its officers and directors.	S-1/A	333-256510	10.1	07/09/2021
10.12+	2019 Equity Incentive Plan, as amended, and forms of agreement thereunder.	S-1	333-256510	10.2	07/09/2021
10.13+	First Amendment to 2019 Equity Incentive Plan.	S-1	333-256510	10.3	07/09/2021
10.14+	2021 Equity Incentive Plan and forms of agreement thereunder	S-1	333-256510	10.4	07/09/2021
10.15+	Employment Agreement, dated July 6, 2021, between Peter Rhode and HCW Biologics Inc.	S-1	333-256510	10.6	07/09/2021
10.16+	Employment Agreement, dated October 9, 2019, between Rebecca Byam and HCW Biologics Inc.	S-1	333-256510	10.7	07/09/2021

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		Incorporated by reference				Filed or furnished herewith
Exhibit No.	Exhibit title	Form	File No.	Exhibit No.	Filing date
10.17+	Non-Employee Director Compensation Policy.	S-1	333-256510	10.8	07/09/2021
10.18+	Employment Agreement, dated June 18, 2021, between Dr. Hing C. Wong and HCW Biologics Inc.	S-1	333-256510	10.13	07/09/2021
10.19+	Executive Incentive Bonus Plan	S-1	333-256510	10.11	07/09/2021
10.20†	Exclusive License Agreement, dated December 24, 2020, between HCW Biologics Inc. and Wugen, Inc.	S-1	333-256510	10.10	07/09/2021
10.21†#	Purchase and Sale Agreement, by and between HCW Biologics Inc. and Wai 3300 Corporate Way, LLC, dated May 27, 2022	10-Q	001-40591	10.1	08/12/2022
10.22#	Loan Agreement by and between HCW Biologics Inc. and Cogent Bank, dated August 15, 2022	10-Q	001-40591	10.1	11/07/2022
10.23#	Mortgage and Security Agreement by and between HCW Biologics Inc. and Cogent Bank, dated August 15, 2022	10-Q	001-40591	10.2	11/07/2022
10.24	Form of Subscription Agreement, dated February 20, 2024, by and between the Company and the Subscribers party thereto	8-K	001-40591	10.1	02/22/2024
10.25	Form of Amended and Restated Senior Secured Note Purchase Agreement, dated July 2, 2024, by and between the Company and the Purchase party thereto	10-Q	001-40591	10.1	08/14/2024
10.26	Form of Amended and Restated Pledge Agreement, dated July 2, 2024, by and among the Company, Escrow Agent and Noteholder parties thereto	10-Q	001-40591	10.3	08/14/2024
10.27	Form of Escrow Agreement, dated May 1, 2025, by and between the Company, Escrow Agent and Noteholder party thereto	10-Q	001-40591	10.4	08/14/2024
10.28	Form of First Amendment to Amended and Restated Secured Note Purchase Agreement, dated September 30, 2024, by and between the Company and Purchaser party thereto	10-Q	001-40591	10.5	11/14/2024
10.29	Form of Secured Promissory Note by and between the Company and the Holder party thereof	10-Q	001-40591	10.2	08/14/2024
10.30	Second Amendment to Amended and Restated Senior Secured Note Purchase Agreement and Related Agreements, dated May 1, 2025, between Company and Holder	10-Q	001-40591	10.12	08/18/2025
10.31	Equity Purchase Agreement, dated February 20, 2025, between the Company and Square Gate Master Fund - Series 4.	8-K	001-40591	10.1	2/21/2025
10.32	Registration Rights Agreement, dated February 20, 2025, between the Company and Square Gate Master Fund - Series 4	8-K	001-40591	10.2	2/21/2025
10.33	First Amendment to the Equity Purchase Agreement, dated August 14, 2025, between the Company and Square Gate Master Fund - Series 4.	8-K	001-40591	10.1	08/15/2025

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		Incorporated by reference				Filed or furnished herewith
Exhibit No.	Exhibit title	Form	File No.	Exhibit No.	Filing date
10.34	Amended and Restated Amended and Restated License, Research and Co-Development Agreement, dated November 17, 2025, between the Company and Beijing Trimmune Biotech Co., Ltd.	S-1	333-293396	10.40	02/11/2026
10.35†#	Amendment 1 to Amended and Restated License, Research and Co-Development Agreement, dated January 27, 2026, between the Company and Beijing Trimmune Biotech Co., Ltd.	S-1	333-293396	10.43	02/11/2026
10.36†#	Shareholder Purchase Agreement, dated October 10, 2025, between co-founders of Beijing Trimmune Biotech Co., Ltd., including the Company	S-1	333-293396	10.44	02/11/2026
10.37	Exclusive License Agreement 12-Month Suspension, dated May 29, 2025, between the Company and Wugen, Inc.	10-Q	001-40591	10.17	8/14/2025
10.38	Settlement Agreement and Release, dated July 13, 2024, by and between the Company and Altor BioScience, LLC, NantCell, Inc., and ImmunityBio, Inc.	10-Q	001-40591	10.6	11/14/2024
23.1	Consent of Independent Registered Public Accounting Firm					X
23.2	Opinion of Clark Hill PLC (included in Exhibit 5.1)

101.INS	Inline XBRL Instance Document					X
101.SCH	Inline XBRL Taxonomy Extension Schema Document					X
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document					X
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document					X
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document					X
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					X
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)					X
107*	Filing Fee Table

*	Previously filed and incorporated by reference to the Registrant’s registration statement on Form S-1 filed on April 23, 2026 (File No. 333-295280).
**	To be filed by amendment.

+ Indicates a management contract or compensatory plan or arrangement.

†† Certain information in this document has been excluded pursuant to Item 601(b)(10) of Regulation S-K. Such excluded information is not material and is the type of information the Registrant treats as private and confidential. The Registrant agrees to furnish supplementally such information to the SEC upon request.

# Certain information in this document has been excluded pursuant to Item 601(a)(5) or (a)(6) of Regulation S-K. The Registrant agrees to furnish supplementally such information to the SEC upon request.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, in the city of Miramar, State of Florida, on July 16, 2026.

HCW BIOLOGICS INC.

By:	/s/ Hing C. Wong
Name:	Hing C. Wong
Title:	Founder & Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized.

Signature	Title	Date

*	Chairman of the Board of Directors	July 16, 2026
Scott T. Garrett

*	Chief Financial Officer	July 16, 2026
Rebecca Byam

*	Chief Executive Officer	July 16, 2026
Hing C. Wong

*	Director	July 16, 2026
Rick S. Greene

*	Director	July 16, 2026
Lisa M. Giles

* By:	/s/ Hing C. Wong
Hing C. Wong
Attorney-in-Fact

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